Exhibit 99.2

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

among

HANWHA SOLAR HOLDINGS CO., LTD.,

HANWHA Q CELLS INVESTMENT CO., LTD.

and

HANWHA SOLARONE CO., LTD.

Dated as of December 8, 2014

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Table of Contents

(continued)

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Table of Contents

(continued)

iii

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT, dated as of December 8, 2014 (this “Agreement”), is made by and among Hanwha SolarOne Co., Ltd., an exempted company incorporated and validly existing with limited liability under the laws of the Cayman Islands (“Buyer”), Hanwha Solar Holdings Co., Ltd., an exempted company incorporated and validly existing with limited liability under the laws of the Cayman Islands (“Seller”), and Hanwha Q CELLS Investment Co., Ltd., an exempted company incorporated and validly existing with limited liability under the laws of the Cayman Islands (“Target”). Capitalized terms used herein shall have the meanings assigned to such terms in the text of this Agreement or in Section 7.1.

R E C I T A L S:

WHEREAS, Seller owns all of the issued and outstanding ordinary shares, par value US$0.01 per ordinary share, of Target (the “Target Shares”);

WHEREAS, Seller wishes to sell the Target Shares to Buyer, and Buyer wishes to purchase the Target Shares from Seller, pursuant to the terms and conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, Buyer and Seller have entered into the Amended and Restated Shareholder Agreement (the “ARSHA”), which, will only become effective as of the Closing, whereupon it will supersede and replace the Shareholder Agreement in its entirety; and

WHEREAS, the board of directors of Buyer (the “Buyer Board of Directors”), acting upon the unanimous recommendation of a special committee of Independent Directors of the Buyer Board of Directors (the “Special Committee”), has unanimously resolved to recommend that the Buyer Securityholders approve the Approval Matters (the “Buyer Recommendation”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

Sale and Purchase of Target Shares

Section 1.1 Sale and Purchase of Target Shares. Subject to the terms and conditions hereof, at the Closing, Seller shall sell the Target Shares to Buyer, and Buyer shall purchase the Target Shares from Seller, for the Buyer Shares.

Section 1.2 Closing. Unless another place is agreed to in writing by the parties, the closing of the sale and purchase of the Target Shares (the “Closing”) shall take place at the offices of Debevoise & Plimpton, 21/F AIA Central, 1 Connaught Road Central, Hong Kong at 10:00 a.m. on the Closing Date. At the Closing, subject to the terms and conditions of this Agreement:

(a) Seller shall transfer to Buyer the Target Shares; and

(b) Buyer shall issue to Seller the Buyer Shares.

Section 1.3 Closing Deliverables.

(a) At the Closing, Seller and Target shall deliver or cause to be delivered to Buyer the following:

(i) a share transfer form duly signed by Seller in respect of the transfer of the Target Shares from Seller to Buyer;

(ii) the share certificate(s) in the name of Seller representing the Target Shares (if any) for the Buyer’s further transmission to Target for cancellation;

(iii) a certified true copy of the updated register of members of Target evidencing the transfer of the Target Shares from Seller to Buyer, and recording Buyer as the registered legal holder of the Target Shares;

(iv) a new share certificate representing the Target Shares issued by the Target in the name of Buyer;

(v) the Seller Closing Certificate duly executed by Seller and the Target Closing Certificate duly executed by Target;

(vi) a certificate of a director of Seller, dated as of the Closing Date, (A) certifying true and complete copies of the resolutions adopted and passed by the Seller Board of Directors approving the transactions contemplated by this Agreement and the ARSHA, (B) attaching and certifying true and complete copies of the Seller’s Organizational Documents, (C) certifying the valid existence of Seller under the laws of the Cayman Islands and that there are no Government Proceedings for the dissolution or liquidation of Target or any of the Subsidiaries, and (D) certifying as to the signatures and authority of persons signing this Agreement, the ARSHA and related documents on behalf of Seller; and

(vii) a certificate of a director of Target, dated as of the Closing Date, (A) certifying true and complete copies of resolutions adopted and passed by the Target Board of Directors approving the transactions contemplated by this Agreement (including without limitation the transfer of the Target Shares from Seller to Buyer), (B) attaching and certifying true and complete copies of the Target’s Organizational Documents, (C) certifying the valid existence of Target under the laws of the Cayman Islands and that there are no Government Proceedings for the dissolution or liquidation of Target or any of the Subsidiaries, and (D) certifying as to the signatures and authority of persons signing this Agreement and related documents on behalf of Target.

(b) At the Closing, Buyer shall deliver or cause to be delivered to Seller the following:

(i) a certified true copy of the updated register of members of Buyer recording and giving effect to the issue and allotment of the Buyer Shares, credited as fully paid, to Seller, and recording Seller as the registered legal holder of the Buyer Shares;

(ii) a new share certificate representing the Buyer Shares issued by Buyer in the name of Seller;

(iii) a copy of the Second Amended and Restated Memorandum and Articles of Association duly stamped by the Registrar of Companies in the Cayman Islands;

(iv) the Buyer Closing Certificate duly executed by Buyer; and

(v) a certificate of the Chief Executive Officer of Buyer, dated as of the Closing Date, (A) certifying true and complete copies of the resolutions adopted and passed by the Buyer Board of Directors and the Audit Committee of Buyer approving the transactions contemplated by this Agreement and the ARSHA, (B) attaching and certifying true and complete copies of the Buyer’s Organizational Documents, (C) certifying the valid existence of Buyer under the laws of the Cayman Islands and that there are no Government Proceedings for the dissolution or liquidation of Buyer or any of the Subsidiaries, and (D) certifying as to the signatures and authority of persons signing this Agreement, the ARSHA and related documents on behalf of Buyer.

ARTICLE 2

Representations and Warranties of Seller

Seller represents and warrants to Buyer, as of the date hereof and as of the Closing Date, as follows:

Section 2.1 Corporate Status. Target is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Target has all requisite corporate power and authority to carry on its business as now conducted. Target is duly qualified to do business as a foreign corporation and is in good standing in each of the jurisdictions in which the nature of its business or the properties owned, leased or operated by it makes such qualification necessary. Seller has delivered to Buyer complete copies of the Organizational Documents of Target as currently in effect, and Target is not violating its Organizational Documents in any material respect.

Section 2.2 Corporate and Governmental Authorization.

(a) Each of Seller and Target has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of Seller’s and Target’s obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action of Seller and Target. Seller and Target have duly executed and delivered this Agreement. This Agreement constitutes the legal, valid and binding obligation of Seller and Target, enforceable against Seller and Target, in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) The execution and delivery of this Agreement by each of Seller and Target do not, and the performance of each of Seller’s and Target’s obligations hereunder will not, require (with or without notification or lapse of time, or both) any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority other than (i) compliance with any applicable requirements of the applicable Competition Laws of Japan, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities Laws, and (iii) any such consent, approval, authorization, permit, action, filing or notification (other than in respect of satisfying the requirements of the applicable Competition Laws) the failure of which to make or obtain would not reasonably be expected to, individually or in the aggregate, (1) have a Target Material Adverse Effect, or (2) prevent, materially delay or materially impede the performance by Seller or Target of its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement.

Section 2.3 Non-Contravention. The execution and delivery of this Agreement by each of Seller and Target and the performance of its obligations hereunder do not and will not (a) conflict with or breach any provision of the Organizational Documents of Seller, Target or any of its Subsidiaries, (b) assuming compliance with the matters referred to in Section 2.2(b), conflict with or breach any provision of any applicable Law, (c) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any material agreement or other instrument to which Seller, Target or any of its Subsidiaries is a party (including any Target Material Contract) or any material Target Permit affecting the assets or business of Target and its Subsidiaries or (d) result in the creation or imposition of any Lien other than Permitted Liens on any Target Assets.

Section 2.4 Capitalization; Title to Shares.

(a) The authorized share capital of Target consists of 10,000,000 ordinary shares, par value US$0.01 per share, of which only the Target Shares are issued and outstanding. The Target Shares have been duly authorized and validly issued and are fully paid and nonassessable. Seller owns the Target Shares, beneficially and of record, free and clear of any Lien. Upon transfer of and payment for the Target Shares at the Closing, Buyer will acquire good and valid title to all of the Shares, free and clear of any Lien.

(b) Except as set forth in Section 2.4(a), there are no outstanding (i) shares, stock or other voting or equity interests in Target, (ii) securities of Target convertible into or exercisable or exchangeable for shares, stock or other voting or equity interests in Target, (iii) options or other rights or agreements, commitments or understandings of any kind to acquire from Target, or other obligation of Seller, Target or any of its Subsidiaries to issue, transfer or sell, any shares, stock or other voting or equity interests in Target or securities convertible into or exercisable or exchangeable for shares, stock or other voting or equity interests in Target, (iv) voting trusts, proxies or other similar agreements or understandings to which Seller, Target or any of its Subsidiaries is a party or by which Seller, Target or any of its Subsidiaries is bound with respect to the voting of any shares, stock or other voting or equity interests in Target or (v) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares, stock or other voting or equity interests in Target (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Target Securities”). There are no outstanding obligations of Target or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Target Securities.

Section 2.5 Subsidiaries; Ownership Interests.

(a) Each Subsidiary of Target is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and has all powers (corporate or otherwise) required to carry on its business as now conducted. Each Subsidiary of Target is duly qualified to do business as a foreign corporation and is in good standing in each of the jurisdictions in which the nature of its business or the properties owned, leased or operated by it makes such qualification or licensing necessary. Seller has delivered to Buyer complete copies of the Organizational Documents of each Subsidiary of Target as currently in effect, and no such Subsidiary is violating its Organizational Documents in any material respect.

(b) All of the outstanding shares of capital stock of and other voting or equity interests in each Subsidiary of Target have been duly authorized and validly issued, fully paid and nonassessable and are owned beneficially and of record by Target or one of its wholly owned Subsidiaries as set forth in Section 2.5(b) of the Seller Disclosure Letter, free and clear of any Liens. Except as set forth in Section 2.5(b) of the Seller Disclosure Letter, there are no outstanding (i) shares of capital stock of or other voting or equity interests in any Subsidiary of Target, (ii) securities of Target or any of its Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Subsidiary of Target or (iii) options or other rights or agreements, commitments or understandings of any kind to acquire from Target or any of its Subsidiaries, or other obligation of Seller, Target or any of its Subsidiaries to issue, transfer or sell, any shares of capital stock of or other voting or equity interests in any Subsidiary of Target or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Subsidiary of Target (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Target Subsidiary Securities”). There are no outstanding obligations of Target or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Target Subsidiary Securities.

(c) Except as set forth in Section 2.5(c) of the Seller Disclosure Letter, neither Target nor any of its Subsidiaries owns any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any other Person.

Section 2.6 Financial Statements; Accounting Controls.

(a) Seller and Target have delivered to Buyer complete copies of (i) unaudited consolidated financial statements of Target and its Subsidiaries at and for the periods ended December 31, 2012 and December 31, 2013 (collectively, the “Target Historical Financial Statements”) and (ii) unaudited interim consolidated financial statements of Target and its Subsidiaries at and for the period ended June 30, 2014 (the “Target Interim Financial Statements”, and such date, the “Target Balance Sheet Date”), including in the case of each of clauses (i) and (ii) a balance sheet and statements of income or operations, cash flows and retained earnings or shareholders’ equity (the Target Historical Financial Statements and the Target Interim Financial Statements, collectively, the “Target Financial Statements”). The Target Financial Statements have been prepared in accordance with IFRS applied on a consistent basis (except as may be indicated in the notes thereto) and present fairly in all material respects the financial position, results of operations and cash flows of Target and its Subsidiaries at and for the respective periods indicated (subject, in the case of the Target Interim Financial Statements, to normal year-end adjustments, which will not be material to Target and its Subsidiaries taken as a whole). Seller and Target will deliver the opinion of the Target’s independent auditors on the Target Historical Financial Statements within seven (7) days of the date hereof.

(b) Target and its Subsidiaries have devised and maintained systems of internal accounting controls with respect to the Target Business sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain proper accountability for items, (iii) access to their property and assets is permitted only in accordance with management’s general or specific authorization and (iv) recorded accountability for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

Section 2.7 No Undisclosed Material Liabilities. Neither Target nor any of its Subsidiaries has any liabilities or obligations, whether known, unknown, absolute, accrued, contingent or otherwise and whether due or to become due, except (a) as set forth in Section 2.7 of the Seller Disclosure Letter, (b) liabilities and obligations disclosed or reserved against in the Target Reference Balance Sheet or specifically disclosed in the notes thereto and (c) liabilities and obligations that (i) were incurred after the Target Balance Sheet Date in the ordinary course of business consistent with past practice and (ii) individually and in the aggregate are not and would not reasonably be expected to have a Target Material Adverse Effect.

Section 2.8 Absence of Certain Changes. Since the Target Balance Sheet Date, except as set forth in Section 2.8 of the Seller Disclosure Letter: (i) the business of Target and its Subsidiaries has been conducted in the ordinary course consistent with past practice; and (ii) there has not been any event, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect.

Section 2.9 Material Contracts.

(a) Except as disclosed in Section 2.9 of the Seller Disclosure Letter, as of the date of this Agreement, neither Target nor any of its Subsidiaries is a party to or bound by:

(i) any agreement relating to Indebtedness (whether incurred, assumed, guaranteed or secured by any asset);

(ii) any joint venture, partnership, limited liability company or other similar agreements or arrangements;

(iii) any agreement or series of related agreements, including any option agreement, relating to the acquisition or disposition of any business, capital stock or material assets of any other Person or any material real property (whether by merger, sale of stock, sale of assets or otherwise);

(iv) any agreement that (A) limits the freedom of Target or any of its Subsidiaries to compete in any line of business or with any Person or in any area or that would so limit the freedom of Buyer or its Subsidiaries after the Closing or (B) contains exclusivity obligations or restrictions binding on Target or any of its Subsidiaries or that would be binding on Buyer or any of its Subsidiaries after the Closing;

(v) agreements with any of the top ten (10) suppliers of materials, supplies, goods, services, equipment or other assets for Target and its Subsidiaries taken as a whole as determined as of the date hereof based on aggregate purchases made during the twelve-month period ending on Target Balance Sheet Date (other than any work orders or purchase orders that are governed by any of such agreements);

(vi) agreements with any of the top ten (10) customers of Target and its Subsidiaries taken as a whole as determined as of the date hereof based on aggregate purchases made during the twelve-month period ending on Target Balance Sheet Date (other than any work orders or purchase orders that are governed by any of such agreements);

(vii) any agreement relating to any interest rate, derivatives or hedging transaction;

(viii) any agreement under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of Target or any of its Subsidiaries or (B) Target or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any other Person (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(ix) any agreement that includes a take-or-pay, guaranteed minimum purchase or supply or similar term;

(x) any engineering, production and construction agreement or similar agreement related to any downstream solar projects with generation capacity of five (5) megawatts or more; or

(xi) any other agreement, commitment, arrangement or plan that is (A) not made in the ordinary course of business and (B) material to Target and its Subsidiaries, taken as a whole.

(b) Each agreement, commitment, arrangement or plan disclosed in the Seller Disclosure Letter or required to be disclosed therein pursuant to this Section 2.9, Section 2.10(c), Section 2.11(b), Section 2.13(b), Section 2.17 or Section 2.20(a) (each, a “Target Material Contract”) is a valid and binding agreement of Target or a Subsidiary of Target, as the case may be, and is in full force and effect, and none of Target, any Subsidiary of Target or, to the Knowledge of Seller, any other party thereto is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms of, or has provided or received any notice of any intention to terminate, any such Target Material Contract, and, to the Knowledge of Seller, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default thereunder or result in a termination thereof or would cause or permit the acceleration of or other changes of or to any right or obligation or the loss of any benefit thereunder.

Section 2.10 Properties.

(a) Title to Target Assets. Target and its Subsidiaries have good and valid (and, in the case of Target Owned Real Property, good, valid and marketable fee simple) title to, or otherwise have the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of the material assets (real and personal, tangible and intangible, including all Intellectual Property) that are used or held for use in connection with the Target Business or are reflected on the Target Reference Balance Sheet or were acquired after the Target Balance Sheet Date (collectively, the “Target Assets”) except for such assets sold in the ordinary course of business consistent with past practice, in each case free and clear of any Lien other than Permitted Liens.

(b) Owned Real Property. Section 2.10(b) of the Seller Disclosure Letter lists all material real property owned by Target or any of its Subsidiaries (the “Target Owned Real Property”), together with all material easements or other Liens thereon.

(c) Leased Real Property. Section 2.10(c) of the Seller Disclosure Letter lists all material real property leased by Target or any of its Subsidiaries (the “Target Leased Real Property”, and the leases pursuant to which such real property is leased, together with any amendments and modifications thereto, the “Target Leases”), which list sets forth each Target Lease and the address, landlord and tenant for each Target Lease.

Section 2.11 Intellectual Property.

(a) Target Owned Intellectual Property. Section 2.11(a) of the Seller Disclosure Letter lists all material applications and registrations for trademarks, copyrights, trade names, service marks, domain names and patents owned by Target or any of its Subsidiaries. Each of the items set forth in Section 2.11(a) of the Seller Disclosure Letter and each of the material unregistered trademarks, copyrights, trade names, service marks and trade secrets owned by Target or any of its Subsidiaries necessary for the conduct of the business (collectively, the “Target Owned Intellectual Property”) are owned free and clear of all Liens except for Permitted Liens.

(b) Licenses and Other Agreements. Section 2.11(b) of the Seller Disclosure Letter sets forth a complete and correct list, as of the date hereof, of all material written licenses to which Target or any of its Subsidiaries is a party, pursuant to which (i) Target or such Subsidiary permits any Person to use any of the Target Owned Intellectual Property or (ii) any Person permits Target or such Subsidiary to use any trademarks, service marks, trade names, domain names, copyrights, patents or trade secrets not owned by Target or any of its Subsidiaries.

(c) Usage. The Target Owned Intellectual Property and written licenses disclosed pursuant to clause (ii) of Section 2.11(b) constitute all of the material Intellectual Property used in connection with the operation of the Target Business.

(d) No Infringement. To the Knowledge of Seller, the conduct of the Target Business does not infringe or otherwise conflict with the rights of any Person in respect of any Intellectual Property.

Section 2.12 Litigation. Except as disclosed in Section 2.12 of the Seller Disclosure Letter, there is no Litigation pending or, to the Knowledge of Seller, threatened against or affecting Target or any of its Subsidiaries or any of the Target Assets, which, if adversely determined (and without regard to whether the defense or liability is insured or whether there is any indemnity, cost sharing or similar agreement or arrangement with any other Person), would reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect. There are no settlement agreements or similar written agreements with any Governmental Authority and no outstanding orders, judgments, stipulations, decrees, injunctions, determinations or awards issued by any Governmental Authority against or affecting Target or any of its Subsidiaries or any of the Target Assets.

Section 2.13 Compliance with Laws; Licenses and Permits.

(a) Target and each of its Subsidiaries are, and since January 1, 2012 have been, in compliance in all material respects with applicable laws, statutes, ordinances, rules, regulations, judgments, injunctions, orders and decrees (“Laws”) and, to the Knowledge of Seller, are not under investigation with respect to any material violation of any applicable Laws (including, for the avoidance of doubt, all Laws relating to sanctions and anti-corruption matters, in each case, to the extent applicable).

(b) Target and its Subsidiaries have all licenses, franchises, permits, certificates, approvals or other similar authorizations issued by Governmental Authorities and affecting, or relating to, the Target Assets or required for the operation of the Target Business (the “Target Permits”), except for such Target Permits the failure of which to hold would not have, individually or in the aggregate, a Target Material Adverse Effect.

Section 2.14 Environmental Matters. Except as set forth in Section 2.14 of the Seller Disclosure Letter:

(a) Since January 1, 2012, Target and each of its Subsidiaries have complied and are in compliance in all material respects with all applicable Environmental Laws and are in possession of, and in compliance with, all Target Permits required under applicable Environmental Laws. No notice of violation, notification of liability or potential liability or request for information has been received by Target or any of its Subsidiaries relating to or arising out of any Environmental Law. No order has been issued and is currently in effect, and since January 1, 2013, no penalty or fine has been assessed, involving Target or any of its Subsidiaries relating to or arising out of any Environmental Law.

(b) No Release of Hazardous Substances has occurred at, on, above, under or from any properties currently or formerly owned, leased, operated or used by Target, any of its Subsidiaries or any predecessors in interest that has resulted or would reasonably be expected to result in any Remedial Action which would have, individually or in the aggregate, a Target Material Adverse Effect.

(c) Neither Target nor any of its Subsidiaries nor, to the Knowledge of Seller, any other Person has caused or taken any action that would reasonably be expected to result in any material liability or obligation relating to (i) the environmental conditions at, on, above, under or about any properties or assets currently or formerly owned, leased, operated or used by Target or any of its Subsidiaries or any predecessors in interest or (ii) the past or present use, management, handling, transport, treatment, generation, storage, disposal, Release or threatened Release of, or exposure to, Hazardous Substances.

(d) No material work, repair, construction or capital expenditure is required in respect of the assets of Target or any Subsidiary to comply with any Environmental Law.

Section 2.15 Tax Matters. Except as set forth in Section 2.15 of the Seller Disclosure Letter:

(a) Filing and Payment. All Tax Returns required to be filed by, on behalf of or with respect to, Target or any of its Subsidiaries have been duly and timely filed and are complete and correct in all material respects. All Taxes (whether or not reflected on such Tax Returns) required to be paid with respect to, or that could give rise to a Lien on the Target Assets, Target or any of its Subsidiaries have been duly and timely paid. All Taxes required to be withheld by Target or any of its Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose.

(b) Financial Records. All accounting entries (including charges and accruals) for Taxes with respect to Target and its Subsidiaries reflected on the books of Target and its Subsidiaries (excluding any provision for deferred income taxes reflecting either differences between the treatment of items for accounting and income tax purposes or carryforwards) are adequate to cover any material Tax liabilities accruing through the end of the last period for which Target and its Subsidiaries ordinarily record items on their respective books. Since the end of the last period for which Target and its Subsidiaries ordinarily record items on their respective books, neither Target nor any of its Subsidiaries has engaged in any transaction, or taken any other action, other than in the ordinary course of business, that would reasonably be expected to result in a materially increased Tax liability or materially reduced Tax Asset.

(c) Procedure and Compliance. No Taxes with respect to Target or any of its Subsidiaries are currently under audit, examination or investigation by any Governmental Authority or the subject of any judicial or administrative proceeding. No Governmental Authority has asserted or threatened to assert any deficiency, claim or issue with respect to Taxes or any adjustment to Taxes against the Target or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open.

(d) Tax Sharing, Consolidation and Similar Arrangements. Neither Target nor any of its Subsidiaries (i) has received or applied for a Tax ruling or entered into a closing or similar agreement that would be binding upon the Target or any of its Subsidiaries after the Closing Date, (ii) is or has been a member of any affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes or (iii) has any liability for the Taxes of any Person (whether as a transferee or successor, pursuant to any Tax sharing or indemnity agreement or other contractual agreements (“Tax Agreements”), or otherwise).

(e) Foreign Tax Matters. Neither Target nor any Subsidiary organized outside of the United States is or has been classified as a passive foreign investment company, as defined in Section 1297 of the Code.

(f) Entity Classification Elections. Section 2.15(f) of the Seller Disclosure Letter lists each entity classification election and change in entity classification that has been made under Treasury Regulation Section 301.7701-3 with respect to Target and each of its Subsidiaries for U.S. federal income Tax purposes.

Section 2.16 Insurance. All insurance policies relating to the Target Assets, the Target Business or the employees, officers or directors of Target and its Subsidiaries (the “Target Insurance Program”) are of the type and in amounts customarily carried by Persons conducting businesses similar to those of Target and its Subsidiaries. All such insurance policies covering Target, its Subsidiaries or the Target Assets are in full force and effect (and all premiums due and payable thereon have been paid in full on a timely basis), shall not terminate as a result of the consummation of the transactions contemplated hereby and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any policy is not willing or able to perform its obligations thereunder has been received by Seller, Target or its Subsidiaries.

Section 2.17 Transactions with Affiliates. Section 2.17 of the Seller Disclosure Letter lists (i) all agreements, arrangements and other transactions to or by which Target or any of its Subsidiaries, on the one hand, and Seller or any of its Affiliates (other than Target or any of its Subsidiaries), on the other hand, are parties or are otherwise bound or affected (“Target Related Party Transactions”) as of the date of this Agreement, for which payment of US$500,000 or more were made to or by Target or its Subsidiaries during the twelve-month period ending on the Target Balance Sheet Date, and (ii) for each such Target Related Party Transaction identifies the parties to such Target Related Party Transaction, the nature of such Target Related Party Transaction, the name of any agreement memorializing such Target Related Party Transaction, the date and term of such Target Related Party Transaction and the material terms, such a pricing of volume terms, of such Target Related Party Transaction.

Section 2.18 Suppliers; Customers; Etc.

(a) With respect to the Target Material Contracts disclosed pursuant to Section 2.9(a)(v), there has not been any change in the terms and conditions of sale of such raw materials, supplies or other products or services which has been or would reasonably be expected to have a Target Material Adverse Effect.

(b) With respect to the Target Material Contracts disclosed pursuant to Section 2.9(a)(vi), neither Seller nor Target nor any of its Subsidiaries has received any notice or has any reason to believe that any such customer (A) has reduced or will reduce, the use of products or services of Target or any of its Subsidiaries or (B) has sought to reduce the price it will pay for products or services of Target or any of its Subsidiaries, in each case to the extent such reduction would reasonably be expected to have a Target Material Adverse Effect, including in each case as a result of this Agreement, the ARSHA or the transactions contemplated hereby or thereby.

(c) With respect to the Target Material Contracts disclosed pursuant to Section 2.9(a)(x), there has not been any change in the terms and conditions of such Target Material Contracts which has been or would reasonably be expected have a Target Material Adverse Effect.

Section 2.19 Employees, Labor Matters, etc. Except as described in Section 2.19 of the Seller Disclosure Letter, neither Target nor any of its Subsidiaries is a party to or is otherwise bound by any collective bargaining agreement, shop agreement or other agreements with works councils or other employee representative bodies (including any redundancy, work-sharing or short-time working schemes, social plan, compromise of interests, standard business practice or general commitment agreements), and there are no labor unions, works council or other organizations or groups representing, purporting to represent or attempting to represent any employees employed by Target or any of its Subsidiaries. Except as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect, there is no pending or, to the Knowledge of Seller, (i) threatened strike, slowdown, picketing or work stoppage by, or lockout of, or other similar labor activity or organizing campaign with respect to, any employees of Target or any of its Subsidiaries as of the date of this Agreement or (ii) lawsuit or dispute with any labor union, works council or other employee representative body pending which relates to labor relations or employment matters affecting the employees of Target or any of its Subsidiaries as of the date of this Agreement. Except as would not reasonably be expected, individually or in the aggregate, to have a Target Material Adverse Effect, Target and each of its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, employee classification and wages and hours.

Section 2.20 Employee Benefit Plans.

(a) Disclosure. Section 2.20(a) of the Seller Disclosure Letter lists all material Target Benefit Plans. Each Target Benefit Plan has been established and operated, and is being operated in all material respects, in accordance with their terms and applicable Law.

(b) Effect. The consummation of the transactions contemplated this Agreement and the ARSHA will not (A) entitle any current or former employee, consultant, officer or director of Target or any of its Subsidiaries to severance pay or any other payment, (B) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due to any such employee, consultant, officer or director, or (C) result in any forgiveness of Indebtedness, trigger any funding obligation under any Target Benefit Plan or impose any restrictions or limitations on Target’s rights to administer, amend or terminate any Target Benefit Plan. As of the date of this Agreement, no executive officer or managing director of Target or any of its Subsidiaries has provided written notice of the termination of his or her employment or, to the Knowledge of Seller, has announced his or her intention to provide notice of termination. None of Target or any of its Subsidiaries has entered into or extended any loan to any director, executive officer or managing director of any of Target or its Subsidiaries.

Section 2.21 Purchaser Status; General Solicitation.

(a) Seller understands that the Buyer Shares are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Buyer Shares as principal for its own account and not with a view to or for distributing or reselling such Buyer Shares or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Buyer Shares in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other Persons regarding the distribution or resale of such Buyer Shares (this representation and warranty not limiting Seller’s right to sell the Buyer Shares pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable foreign and U.S. federal and state securities laws).

(b) Seller is not and will not be, at the time of the Closing, a U.S. person (as defined in Rules 902 et seq. of Regulation S under the Securities Act (“Regulation S”)) or acting for the account or benefit of a U.S. Person, and Seller is not and will not be, at the time of the Closing, located in the United States (as defined in Regulation S).

(c) Seller acknowledges that it has not acquired the Buyer Shares as a result of, and will not itself engage in, any “directed selling efforts” (as defined in Regulation S) in the United States in respect of any of the Buyer Shares which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of any of the Buyer Shares; provided, however, that Seller may sell or otherwise dispose of any of the Buyer Shares pursuant to registration of any of the Shares pursuant to the Securities Act and any applicable state securities laws or under an applicable exemption from such registration requirements;

(d) Seller, either alone or together with its representatives and advisors, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Buyer Shares, and has so evaluated the merits and risks of such investment. Seller is able to bear the economic risk of an investment in the Buyer Shares and, at the present time, is able to afford a complete loss of such investment.

(e) Seller is not purchasing the Buyer Shares as a result of any advertisement, article, notice or other communication regarding the Buyer Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(f) Seller and Target are executing and delivering this Agreement and the ARSHA outside of the United States of America.

Section 2.22 Post-Closing Management Agreements. Except for this Agreement and the ARSHA, there are no contracts or agreements between Seller, Target or any of their Affiliates (other than Buyer and its Subsidiaries), on the one hand, and any member of Buyer’s management or directors, on the other hand, that relate in any way to the management of Buyer following the Closing).

Section 2.23 Ownership of Company Shares. Other than as a result of this Agreement and the 229,311,796 Buyer Ordinary Shares (including Buyer Ordinary Shares represented by Buyer ADSs) Beneficially Owned by Seller as of the date hereof (including the 20,062,348 Buyer Ordinary Shares issued to Seller pursuant to that certain Share Issuance and Repurchase Agreement, dated as of September 16, 2010, by and between Buyer and Seller), neither Seller nor Target Beneficially Owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Buyer Ordinary Shares or other securities or any other economic interest (through derivative securities or otherwise) of Buyer.

Section 2.24 Proxy Statement. The information supplied by Seller or Target for inclusion in the Proxy Statement to be sent to Buyer Securityholders in connection with the Buyer Shareholders Meeting (including any amendment or supplement or document incorporated by reference) shall not, on the date the Proxy Statement is first mailed to Buyer Securityholders or at the time of the Buyer Shareholders Meeting, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Buyer Shareholders Meeting which has become false or misleading. Notwithstanding the foregoing, neither Seller nor Target makes any representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Buyer for inclusion or incorporation by reference in the Proxy Statement.

Section 2.25 Brokers’ Fees. Except as set forth in Section 2.25 of the Seller Disclosure Letter, whose fees and expenses will be paid by Target, no investment banker, broker, finder or other intermediary is entitled to any fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Seller, Target or any of its Subsidiaries.

ARTICLE 3

Representations and Warranties of Buyer

Except as set forth in the Buyer SEC Reports or as set forth in the Buyer Disclosure Letter, Buyer represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

Section 3.1 Corporate Status. Buyer is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Buyer has all requisite corporate power and authority to carry on its business as now conducted. Buyer is duly qualified to do business as a foreign corporation and is in good standing in each of the jurisdictions in which the nature of its business or the properties owned, leased or operated by it makes such qualification necessary. Buyer has delivered to Seller complete copies of the Organizational Documents of Buyer as currently in effect, and Buyer is not violating its Organizational Documents in any material respect.

Section 3.2 Corporate and Governmental Authorization.

(a) Buyer has all requisite corporate power and authority to execute and deliver this Agreement, and, subject to Buyer Shareholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Buyer and the performance of its obligations hereunder have been duly authorized by all requisite corporate action of Buyer, including the Buyer Board of Directors and the Audit Committee of Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement or to consummate the transactions contemplated hereunder, in each case, subject only to the Buyer Shareholder Approval.

(b) Buyer has duly executed and delivered this Agreement. This Agreement constitutes the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c) The execution and delivery of this Agreement by Buyer do not, and the performance of Buyer’s obligations hereunder will not, require (with or without notification or lapse of time, or both) any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority other than (i) compliance with any applicable requirements of applicable Competition Laws of Japan, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act (including the furnishing of a Form 6-K with the Proxy Statement to the SEC) and any other applicable securities Law, (iii) compliance with the rules and regulations of Nasdaq and (iv) any such consent, approval, authorization, permit, action, filing or notification (other than in respect of satisfying the requirements of the applicable Competition Laws) the failure of which to make or obtain would not reasonably be expected to, individually or in the aggregate, (1) have a Buyer Material Adverse Effect, or (2) prevent, materially delay or materially impede the performance by Buyer of its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement.

Section 3.3 Non-Contravention. The execution and delivery of this Agreement by Buyer and the performance of its obligations hereunder do not and will not (a) assuming Buyer Shareholder Approval is obtained, conflict with or result in any violation or breach of any provision of any of the Organizational Documents of Buyer, (b) assuming that all consents, approvals and authorizations contemplated by Section 3.2(c) have been obtained, and all filings described in such section have been made, conflict with or result in any violation or breach of any provision of any applicable Law or (c) except as set forth in Section 3.3 of the Buyer Disclosure Letter, require any consent or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any material agreement or other instrument to which Buyer is a party (including any Buyer Material Contract) or any material Buyer Permit affecting the assets or business of Buyer and its Subsidiaries or (d) result in the creation or imposition of any Lien other than Permitted Liens on any Buyer Assets.

Section 3.4 Capitalization. The capitalization of Buyer as of the date indicated is as set forth in Section 3.4 of the Buyer Disclosure Letter.

Section 3.5 Title to Shares.

(a) The Buyer Shares have been duly authorized and will be validly issued, fully paid and nonassessable. Upon issue of and payment for the Buyer Shares at the Closing, Seller will acquire good and valid title to all of the Buyer Shares, free and clear of any Lien other than restrictions on transfer provided for in this Agreement, the ARSHA, the Second Amended and Restated Memorandum and Articles of Association or imposed by applicable securities Laws.

(b) Except as set forth in Section 3.4 of the Buyer Disclosure Letter, there are no outstanding (i) shares, stock or other voting or equity interests in Buyer, (ii) securities of Buyer convertible into or exercisable or exchangeable for shares, stock or other voting or equity interests in Buyer, (iii) options or other rights or agreements, commitments or understandings of any kind to acquire from Buyer, or other obligation of Buyer or any of its Subsidiaries to issue, transfer or sell, any shares, stock or other voting or equity interests in Buyer or securities convertible into or exercisable or exchangeable for shares, stock or other voting or equity interests in Buyer, (iv) voting trusts, proxies or other similar agreements or understandings to which Buyer or any of its Subsidiaries is a party or by which Buyer or any of its Subsidiaries is bound with respect to the voting of any shares, stock or other voting or equity interests in Buyer or (v) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares, stock or other voting or equity interests in Buyer (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Buyer Securities”). There are no outstanding obligations of Buyer or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Buyer Securities.

Section 3.6 Subsidiaries; Ownership Interests

(a) Each Subsidiary of Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and has all powers (corporate or otherwise) required to carry on its business as now conducted. Each Subsidiary of Buyer is duly qualified to do business as a foreign corporation and is in good standing in each of the jurisdictions in which the nature of its business or the properties owned, leased or operated by it makes such qualification or licensing necessary. Buyer has delivered to Seller complete copies of the Organizational Documents of each Subsidiary of Buyer as currently in effect, and each Subsidiary is not violating its Organizational Documents in any material respect.

(b) All of the outstanding shares of capital stock of and other voting or equity interests in each Subsidiary of Buyer have been duly authorized and validly issued, fully paid and nonassessable and are owned beneficially and of record by Buyer or one of its wholly owned Subsidiaries as set forth in Section 3.4 of the Buyer Disclosure Letter, free and clear of any Liens. Except as set forth in Section 3.4 of the Buyer Disclosure Letter, there are no outstanding (i) shares of capital stock of or other voting or equity interests in any Subsidiary of Buyer, (ii) securities of Buyer or any of its Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Subsidiary of Buyer or (iii) options or other rights or agreements, commitments or understandings of any kind to acquire from Buyer or any of its Subsidiaries, or other obligation of Buyer or any of its Subsidiaries to issue, transfer or sell, any shares of capital stock of or other voting or equity interests in any Subsidiary of Buyer or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Subsidiary of Buyer (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Buyer Subsidiary Securities”). Except as set forth in Section 3.4 of the Buyer Disclosure Letter, there are no outstanding obligations of Buyer or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Buyer Subsidiary Securities.

(c) Except as set forth in Section 3.6(c) of the Buyer Disclosure Letter, neither Buyer nor any of its Subsidiaries owns any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any other Person.

Section 3.7 Buyer SEC Reports; Financial Statements; Accounting Control.

(a) Buyer is a “foreign private issuer” within the meaning of Rule 405. Buyer has filed all reports, schedules, forms, statements and other documents (including exhibits and documents incorporated by reference) required to be filed by Buyer with the SEC under the Securities Act and the Exchange Act for the three years preceding the date hereof (the “Buyer SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such Buyer SEC Reports prior to the expiration of any such extension. As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing), (i) the Buyer SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and to the extent applicable, SOX, and (ii) none of the Buyer SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) For the three years preceding the date hereof, (i) Buyer filed with the SEC all certifications and statements required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 SOX in compliance with such rules and sections, and such certifications were true and correct as of the date of the filing thereof and (ii) Buyer has been in compliance with the applicable listing and corporate governance rules and regulations of Nasdaq.

(c) The consolidated financial statements of Buyer contained in the Buyer SEC Reports (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as in effect at the time of filing; (ii) were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis for the periods involved (except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by U.S. GAAP) and; (iii) present fairly in all material respects the financial position, results of operations and cash flows of Buyer and its consolidated Subsidiaries at and for the respective periods indicated (subject, in the case of the unaudited financial statements, to normal year-end adjustments).

(d) Buyer and its Subsidiaries have implemented and maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), and such controls and procedures are effective to ensure that (i) all information required to be disclosed by Buyer in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) all such information is accumulated and communicated to Buyer’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(e) For the three years preceding the date hereof, neither Buyer nor any of its Subsidiaries or, to the Knowledge of Buyer, any director, officer, employee, auditor, accountant or representative of Buyer or any of its Subsidiaries has received or has otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Buyer or any of its Subsidiaries or their internal control over financial reporting, including any complaint, allegation, assertion or claim Buyer or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(f) Buyer and its Subsidiaries have implemented and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including, without limitation, that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. For the three years preceding the date hereof, (x) there have not been any changes in Buyer and its Subsidiaries’ internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Buyer and its Subsidiaries’ internal control over financial reporting; (y) all significant deficiencies and material weaknesses in the design or operation of Buyer and its Subsidiaries’ internal control over financial reporting which are reasonably likely to adversely affect the Buyer and its Subsidiaries’ ability to record, process, summarize and report financial information have been disclosed to Buyer’s outside auditors and the Audit Committee of Buyer, and (z) there has not been any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer and its Subsidiaries’ internal control over financial reporting.

Section 3.8 No Undisclosed Material Liabilities. Neither Buyer nor any of its Subsidiaries has any liabilities or obligations, whether known, unknown, absolute, accrued, contingent or otherwise and whether due or to become due, except (a) as set forth in the Buyer SEC Reports or in Section 3.8 of the Buyer Disclosure Letter, (b) liabilities and obligations disclosed or reserved against in the Buyer Reference Balance Sheet or specifically disclosed in the notes thereto and (c) liabilities and obligations that (i) were incurred after the Buyer Balance Sheet Date in the ordinary course of business consistent with past practice and (ii) individually and in the aggregate are not and would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 3.9 Absence of Certain Changes. Since the Buyer Balance Sheet Date, (i) the business of Buyer and its Subsidiaries has been conducted in the ordinary course consistent with past practice; and (ii) there has not been any event, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 3.10 Material Contracts.

(a) Each Buyer Material Contract is a valid and binding agreement of Buyer or a Subsidiary of Buyer, as the case may be, and is in full force and effect, and none of the Buyer, any Subsidiary of Buyer or, to the Knowledge of Buyer, any other party thereto is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms of, or has provided or received any notice of any intention to terminate, any such Buyer Material Contract, and, to the Knowledge of Buyer, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default thereunder or result in a termination thereof or would cause or permit the acceleration of or other changes of or to any right or obligation or the loss of any benefit thereunder.

Section 3.11 Properties.

(a) Title to Buyer Assets. Buyer and its Subsidiaries have good and valid (and, in the case of Buyer Owned Real Property, good, valid and marketable fee simple) title to, or otherwise have the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of the material assets (real and personal, tangible and intangible, including all Intellectual Property) that are used or held for use in connection with the Buyer Business or are reflected on the Buyer Reference Balance Sheet or were acquired after the Buyer Balance Sheet Date (collectively, the “Buyer Assets”) except for such assets sold in the ordinary course of business consistent with past practice, in each case free and clear of any Lien other than Permitted Liens.

(b) Owned Real Property. Section 3.11(b) of the Buyer Disclosure Letter lists all material real property owned by Buyer or any of its Subsidiaries (the “Buyer Owned Real Property”), together with all material easements or other Liens thereon.

(c) Leased Real Property. Section 3.11(c) of the Buyer Disclosure Letter lists all material real property leased by Buyer or any of its Subsidiaries (the “Buyer Leased Real Property”).

Section 3.12 Intellectual Property.

(a) Buyer Owned Intellectual Property. Buyer owns or otherwise has the legal right to use all of the Intellectual Property necessary to conduct the Buyer Business as currently conducted, in each case, free and clear of any Lien other than Permitted Liens.

(b) No Infringement. To the Knowledge of Buyer, the conduct of the Buyer Business does not infringe or otherwise conflict with the rights of any Person in respect of any Intellectual Property.

Section 3.13 Litigation. Except as set forth in the Buyer SEC Reports and Section 3.13 of the Buyer Disclosure Letter, there is no Litigation pending or, to the Knowledge of Buyer, threatened against or affecting Buyer or any of its Subsidiaries or any of the Buyer Assets, which, if adversely determined (and without regard to whether the defense or liability is insured or whether there is any indemnity, cost sharing or similar agreement or arrangement with any other Person), would reasonably be expected, individually or in the aggregate, to have a Buyer Material Adverse Effect. There are no settlement agreements or similar written agreements with any Governmental Authority and no outstanding orders, judgments, stipulations, decrees, injunctions, determinations or awards issued by any Governmental Authority against or affecting Buyer or any of its Subsidiaries or any of the Buyer Assets.

Section 3.14 Compliance with Laws; Licenses and Permits.

(a) Buyer and each of its Subsidiaries are, and since January 1, 2012 have been, in compliance in all material respects with applicable Laws and, to the Knowledge of Buyer, are not under investigation with respect to any material violation of any applicable Laws (including, for the avoidance of doubt, all Laws relating to sanctions and anti-corruption matters, in each case, to the extent applicable).

(b) Buyer and its Subsidiaries have all licenses, franchises, permits, certificates, approvals or other similar authorizations issued by Governmental Authorities and affecting, or relating to, required for the operation of the Buyer Business (the “Buyer Permits”), except for such Buyer Permits the failure of which to hold would not have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 3.15 Environmental Matters. Except as set forth in the Buyer SEC Reports:

(a) Since January 1, 2013, Buyer and each of its Subsidiaries have complied and are in compliance in all material respects with all applicable Environmental Laws and are in possession of, and in compliance with, all Buyer Permits required under applicable Environmental Laws. No notice of violation, notification of liability or potential liability or request for information has been received by Buyer or any of its Subsidiaries relating to or arising out of any Environmental Law. No order has been issued and is currently in effect, and since January 1, 2013, no penalty or fine has been assessed, involving Buyer or any of its Subsidiaries relating to or arising out of any Environmental Law.

(b) No Release of Hazardous Substances has occurred at, on, above, under or from any properties currently or formerly owned, leased, operated or used by Buyer, any of its Subsidiaries or any predecessors in interest that has resulted or would reasonably be expected to result in any Remedial Action which would have, individually or in the aggregate, a Buyer Material Adverse Effect.

(c) Neither Buyer nor any of its Subsidiaries nor, to the Knowledge of Buyer, any other Person has caused or taken any action that would reasonably be expected to result in any material liability or obligation relating to (i) the environmental conditions at, on, above, under or about any properties or assets currently or formerly owned, leased, operated or used by Buyer or any of its Subsidiaries or any predecessors in interest or (ii) the past or present use, management, handling, transport, treatment, generation, storage, disposal, Release or threatened Release of, or exposure to, Hazardous Substances.

(d) No material work, repair, construction or capital expenditure is required in respect of the assets of Buyer or any Subsidiary to comply with any Environmental Law.

Section 3.16 Tax Matters. Except as set forth in the Buyer SEC Reports:

(a) Filing and Payment. All Tax Returns required to be filed by, on behalf of or with respect to, Buyer or any of its Subsidiaries have been duly and timely filed and are complete and correct in all material respects. All Taxes (whether or not reflected on such Tax Returns) required to be paid with respect to, or that could give rise to a Lien on the Buyer Assets, Buyer or any of its Subsidiaries have been duly and timely paid. All Taxes required to be withheld by Buyer or any of its Subsidiaries have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose.

(b) Financial Records. All accounting entries (including charges and accruals) for Taxes with respect to Buyer and its Subsidiaries reflected on the books of Buyer and its Subsidiaries (excluding any provision for deferred income taxes reflecting either differences between the treatment of items for accounting and income tax purposes or carryforwards) are adequate to cover any material Tax liabilities accruing through the end of the last period for which Buyer and its Subsidiaries ordinarily record items on their respective books. Since the end of the last period for which Buyer and its Subsidiaries ordinarily record items on their respective books, neither Buyer nor any of its Subsidiaries has engaged in any transaction, or taken any other action, other than in the ordinary course of business, that would reasonably be expected to result in a materially increased Tax liability or materially reduced Tax Asset.

(c) Procedure and Compliance. No Taxes with respect to Buyer or any of its Subsidiaries are currently under audit, examination or investigation by any Governmental Authority or the subject of any judicial or administrative proceeding. No Governmental Authority has asserted or threatened to assert any deficiency, claim or issue with respect to Taxes or any adjustment to Taxes against the Buyer or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open.

(d) Tax Sharing, Consolidation and Similar Arrangements. Neither Buyer nor any of its Subsidiaries (i) has received or applied for a Tax ruling or entered into a closing or similar agreement that would be binding upon the Buyer or any of its Subsidiaries after the Closing Date, (ii) is or has been a member of any affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes or (iii) has any liability for the Taxes of any Person (whether as a transferee or successor, pursuant to any Tax Agreements, or otherwise).

Section 3.17 Insurance. All insurance policies relating to the Buyer Assets, the Buyer Business or the employees, officers or directors of Buyer and its Subsidiaries (the “Buyer Insurance Program”) are of the type and in amounts customarily carried by Persons conducting businesses similar to those of Buyer and its Subsidiaries. All such insurance policies covering Buyer, its Subsidiaries or the Buyer Assets are in full force and effect (and all premiums due and payable thereon have been paid in full on a timely basis), shall not terminate as a result of the consummation of the transactions contemplated hereby and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any policy is not willing or able to perform its obligations thereunder has been received by Buyer or its Subsidiaries.

Section 3.18 Suppliers; Customers; Etc.

(a) With respect to the Buyer Material Contracts with suppliers, there has not been any change in the terms and conditions of sale of any raw materials, supplies or other products or services which has been or would reasonably be expected to be have a Buyer Material Adverse Effect.

(b) With respect to the Buyer Material Contracts with customers, neither Buyer nor any of its Subsidiaries has received any notice or has any reason to believe that any such customer (A) has reduced or will reduce, the use of products or services of Buyer or any of its Subsidiaries or (B) has sought to reduce the price it will pay for products or services of Buyer or any of its Subsidiaries, in each case to the extent such reduction would reasonably be expected to have a Buyer Material Adverse Effect, including in each case as a result of this Agreement, the ARSHA or the transactions contemplated hereby or thereby.

(c) With respect to the Buyer Material Contracts for engineering, production and construction, there has not been any change in the terms and conditions of such Buyer Material Contracts which has been or would reasonably be expected to have a Buyer Material Adverse Effect.

Section 3.19 Employees, Labor Matters, etc. Except as would not reasonably be expected, individually or in the aggregate, to have a Buyer Material Adverse Effect, there is no pending or, to the Knowledge of Buyer, (i) threatened strike, slowdown, picketing or work stoppage by, or lockout of, or other similar labor activity or organizing campaign with respect to, any employees of Buyer or any of its Subsidiaries as of the date of this Agreement or (ii) lawsuit or dispute with any labor union, works council or other employee representative body pending which relates to labor relations or employment matters affecting the employees of Buyer or any of its Subsidiaries as of the date of this Agreement. Except as would not reasonably be expected, individually or in the aggregate, to have a Buyer Material Adverse Effect, Buyer and each of its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, employee classification and wages and hours.

Section 3.20 Employee Benefit Plans.

(a) Disclosure. Each Buyer Benefit Plan has been established and operated, and is being operated, in all material respects in accordance with their terms and applicable Law.

(b) Effect. Except as set forth in Section 3.20(b) of the Buyer Disclosure Letter, the consummation of the transactions contemplated this Agreement and the ARSHA will not (A) entitle any current or former employee, consultant, officer or director of Buyer or any of its Subsidiaries to severance pay or any other payment, (B) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due to any such employee, consultant, officer or director, or (C) result in any forgiveness of Indebtedness, trigger any funding obligation under any Buyer Benefit Plan or impose any restrictions or limitations on Buyer’s rights to administer, amend or terminate any Buyer Benefit Plan. As of the date of this Agreement, no executive officer or managing director of Buyer or any of its Subsidiaries has provided written notice of the termination of his or her employment or, to the Knowledge of Buyer, has announced his or her intention to provide notice of termination. None of Buyer or any of its Subsidiaries has entered into or extended any loan to any director, executive officer or managing director of any of Buyer or its Subsidiaries.

Section 3.21 Certain Securities Law Matters. Assuming the accuracy of Seller’s representations and warranties set forth in Article 2, no registration under the Securities Act is required for the offer and sale of the Buyer Shares by Buyer to Seller as contemplated hereby. The issuance and sale of the Buyer Shares hereunder do not contravene the rules and regulations of Nasdaq.

Section 3.22 Opinion of Financial Advisor. The Special Committee has received the opinion of Houlihan Lokey Financial Advisors, Inc. to the effect that, as of the date of this Agreement, and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the issuance of the Buyer Shares by Buyer to Seller in exchange for all of the issued and outstanding Target Shares in the sale and purchase of the Target Shares pursuant to this Agreement is fair, from a financial point of view, to Buyer. A copy of such opinion will promptly be delivered to Seller, solely for informational purposes, following receipt thereof by the Special Committee.

Section 3.23 Proxy Statement. The information supplied by Buyer for inclusion in the Proxy Statement to be sent to Buyer Securityholders in connection with the Buyer Shareholders Meeting (including any amendment or supplement or document incorporated by reference) shall not, on the date the Proxy Statement is first mailed to Buyer Securityholders or at the time of the Buyer Shareholders Meeting, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Buyer Shareholders Meeting which has become false or misleading. Notwithstanding the foregoing, Buyer makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Seller or Target for inclusion or incorporation by reference in the Proxy Statement.

Section 3.24 Brokers’ Fees. Except as set forth in Section 3.24 of the Buyer Disclosure Letter, whose fees and expenses will be paid by Buyer, no investment banker, broker, finder or other intermediary is entitled to any fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any of its Subsidiaries.

ARTICLE 4

Certain Covenants

Section 4.1 Conduct of the Target Business. From the date hereof until the Closing, Seller and Target shall cause Target and its Subsidiaries to conduct the Target Business in the ordinary course consistent with past practice and to use their reasonable best efforts to preserve intact the Target Business (including filing any Tax Returns and paying any Taxes), the Target Assets and the relationships of Target and its Subsidiaries with customers, suppliers and others having business dealings with them, and to keep available the services of their present officers and significant employees. Without limiting the generality of the foregoing, from the date hereof until the Closing, except as otherwise expressly permitted or required by this Agreement or as set forth in this Section 4.1 of the Seller Disclosure Letter or with the prior consent of Buyer, Target will not, and Seller and Target will not permit Target or any of its Subsidiaries to (other than in the ordinary course of business):

(a) amend its certificate of incorporation, memorandum and articles of association or by-laws or take or authorize any action to wind up its affairs or dissolve;

(b) (i) amend any Target Benefit Plan in any material respect, (ii) establish any new arrangement that would (if it were in effect on the date hereof) constitute a Target Benefit Plan, (iii) take any action to increase the rate of compensation of its directors, officers or employee other that in the ordinary course of business in a manner consistent with past practice or to the extent required under any Target Benefit Plan, collective bargaining agreement, labor agreement, works council agreement or other contractual arrangement or by applicable Law or (iv) grant or pay any severance or termination pay to any of its directors, officers or employees other than in the ordinary course of business in a manner consistent with past practice and as may be required by applicable law;

(c) issue, sell or grant options, warrants or rights to purchase or subscribe to, enter into any arrangement or contract with respect to the issuance or sale of, or redeem or repurchase, any Target Securities or any Target Subsidiary Securities or make any changes (by combination, reorganization or otherwise) in the capital structure of Target or any of its Subsidiaries;

(d) make any material change to its accounting policies or practices, except as required by IFRS or U.S. GAAP (once adopted by Buyer) or applicable Law;

(e) merge or consolidate with any other Person;

(f) enter into, assume, amend or terminate any Target Material Contract or any agreement that would be a Target Material Contract, other than Target Material Contracts entered into in the ordinary course of business consistent with past practice and providing for payments over the term of such agreements of no more than US$2,000,000 with respect to any single agreement;

(g) acquire any real property or any direct or indirect interest in any real property in excess of US$2,000,000 with respect to any single acquisition;

(h) incur any Indebtedness, other than trade accounts payable and short-term working capital financing, in each case, incurred in the ordinary course of business consistent with past practice;

(i) make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any material Tax Returns or file any claims for material Tax refunds, enter into any material closing agreement, settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(j) make any capital expenditures or commitments for capital expenditures in an amount in excess of US$5,000,000 in the aggregate, or fail to make capital expenditures in the amounts and for the purposes set forth in Target’s current capital expenditures budget;

(k) forgive, cancel or compromise any debt or claim, or waive or release any right of material value;

(l) fail to pay or satisfy when due any material liability of Target or any of its Subsidiaries (other than any such liability that is being contested in good faith);

(m) settle or compromise any material Litigation;

(n) declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any shares of its capital stock;

(o) enter into any new Target Related Party Transaction or amend or modify any existing Target Related Party Transaction other than in the ordinary course of business consistent with past practice;

(p) terminate or materially amend any policy constituting the Target Insurance Program;

(q) acquire any Buyer Ordinary Shares or Buyer ADSs or any options, warrants or other rights to acquire Buyer Ordinary Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in, Buyer Ordinary Shares; or

(r) agree or commit to do any of the foregoing.

Section 4.2 Conduct of the Buyer Business. From the date hereof until the Closing, Buyer shall conduct, and Buyer shall cause its Subsidiaries to conduct, the Buyer Business in the ordinary course consistent with past practice and to use their reasonable best efforts to preserve intact the Buyer Business (including filing any Tax Returns and paying any Taxes) and the relationships of Buyer and its Subsidiaries with customers, suppliers and others having business dealings with them, and to keep available the services of their present officers and significant employees. Without limiting the generality of the foregoing, from the date hereof until the Closing, except as otherwise expressly permitted or required by this Agreement or the Buyer Shareholder Approval or as set forth in this Section 4.2 of the Buyer Disclosure Letter or with the prior consent of Seller, Buyer will not, and will not permit any of its Subsidiaries to (other than in the ordinary course of business):

(a) amend its certificate of incorporation, memorandum and articles of association or by-laws or take or authorize any action to wind up its affairs or dissolve;

(b) (i) amend any Buyer Benefit Plan in any material respect, (ii) establish any new arrangement that would (if it were in effect on the date hereof) constitute a Buyer Benefit Plan, (iii) take any action to increase the rate of compensation of its directors, officers or employee other that in the ordinary course of business in a manner consistent with past practice or to the extent required under any Buyer Benefit Plan, collective bargaining agreement, labor agreement, works council agreement or other contractual arrangement or by applicable Law or (iv) grant or pay any severance or termination pay to any of its directors, officers or employees other than in the ordinary course of business in a manner consistent with past practice and as may be required by applicable law;

(c) issue, sell or grant options, warrants or rights to purchase or subscribe to, enter into any arrangement or contract with respect to the issuance or sale of, or redeem or repurchase, any Buyer Securities or any Buyer Subsidiary Securities or make any changes (by combination, reorganization or otherwise) in the capital structure of Buyer or any of its Subsidiaries;

(d) make any material change to its accounting policies or practices, except as required by US GAAP or applicable Law;

(e) merge or consolidate with any other Person;

(f) enter into, assume, amend or terminate any Buyer Material Contract or any agreement that would be a Buyer Material Contract, other than Buyer Material Contracts entered into in the ordinary course of business consistent with past practice and providing for payments over the term of such agreements of no more than US$2,000,000 with respect to any single agreement;

(g) acquire any real property or any direct or indirect interest in any real property in excess of US$2,000,000 with respect to any single acquisition;

(h) incur any Indebtedness, other than trade accounts payable and short-term working capital financing, in each case, incurred in the ordinary course of business consistent with past practice;

(i) make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any material Tax Returns or file any claims for material Tax refunds, enter into any material closing agreement, settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(j) make any capital expenditures or commitments for capital expenditures in an amount in excess of US$5,000,000 in the aggregate, or fail to make capital expenditures in the amounts and for the purposes set forth in Buyer’s current capital expenditures budget;

(k) forgive, cancel or compromise any debt or claim, or waive or release any right of material value;

(l) fail to pay or satisfy when due any material liability of Buyer or any of its Subsidiaries (other than any such liability that is being contested in good faith);

(m) settle or compromise any material Litigation;

(n) declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any shares of its capital stock;

(o) enter into any new Buyer Related Party Transaction or amend or modify any existing Buyer Related Party Transaction other than in the ordinary course of business consistent with past practice

(p) terminate or materially amend any policy constituting the Buyer Insurance Program; or

(q) agree or commit to do any of the foregoing.

Section 4.3 Access to Information; Confidentiality.

(a) Subject to applicable Law, from the date hereof until the Closing, Seller and Target shall (i) give, and shall cause Target and its Subsidiaries to give, Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of Target and its Subsidiaries and to the books and records of Seller relating to Target and its Subsidiaries, (ii) furnish, and shall cause Target and its Subsidiaries to furnish, to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to Target and its Subsidiaries as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of Seller, Target and Target’s Subsidiaries to cooperate with Buyer in its investigation of Target and its Subsidiaries. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty, covenant or agreement given or made by Seller in this Agreement.

(b) Subject to applicable Law, from the date hereof until the Closing, Buyer shall (i) give, and shall cause its Subsidiaries to give, Seller, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of Buyer and its Subsidiaries, (ii) furnish, and shall cause its Subsidiaries to furnish, to Seller, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to Buyer and its Subsidiaries as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of Buyer and its Subsidiaries to cooperate with Seller and Target in its investigation of Buyer and its Subsidiaries. No investigation by Seller or Target, or other information received by Seller or Target, shall operate as a waiver or otherwise affect any representation, warranty, covenant or agreement given or made by Buyer in this Agreement.

(c) Anything to the contrary in Section 4.3(a) or (b) notwithstanding, (i) access rights pursuant to Section 4.3(a) or (b) shall be exercised in such manner as not to interfere unreasonably with the conduct of the Target Business or the Buyer Business or any other business of the party granting such access and (ii) the party granting access may withhold any document (or portions thereof) or information (A) that is subject to the terms of a non-disclosure agreement with a third party, (B) that may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s counsel, constitutes a waiver of any such privilege or (C) if the provision of access to such document (or portion thereof) or information, as determined by such party’s counsel, would reasonably be expected to conflict with applicable Laws (including Competition Laws).

(d) All information provided to Buyer or to Seller or Target pursuant to this Section 4.3 prior to the Closing shall be held as Confidential Information (as defined in the Mutual Confidentiality Agreement, dated as of August 29, 2014, among Seller, Buyer and Target (the “Confidentiality Agreement”)) and shall be subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall continue in full force and effect until the Closing, at which time it shall automatically terminate.

Section 4.4 Governmental Approvals; Third Party Consents. From the date hereof until the Closing:

(a) Each party shall use its reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all other things, that are necessary, proper or advisable in order for such party to fulfill and perform its respective obligations in respect of this Agreement and the ARSHA, to cause the conditions to its respective obligations set forth in Article 5 to be fulfilled and otherwise to consummate and make effective the transactions contemplated hereby and thereby.

(b) Without limiting the generality of Section 4.4(a), each party shall, as promptly as practicable, (i) make, or cause to be made, all filings and submissions required under any Law applicable to such party or any of its Affiliates and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations and approvals from all Governmental Authorities and third parties necessary to be obtained by such party or any of its Affiliates, in each case in connection with this Agreement or the ARSHA or the consummation of the transactions contemplated hereby or thereby; provided that (A) Seller, Target and their Affiliates shall not give any undertakings, make any commitments or enter into any agreements that would be binding upon Buyer or any of its Subsidiaries after the Closing without the prior written consent of Buyer, (B) Buyer and its Subsidiaries shall not give any undertakings, make any commitments or enter into any agreements that would be binding upon Seller or Target or any of its Subsidiaries after the Closing without the prior written consent of Seller, (C) neither Seller, Target nor any of their Affiliates shall be required to take any action that involves divestiture of an existing business of Seller, Target or any of its Affiliates or that involves unreasonable expense or that could reasonably be expected to impair the overall benefit expected to be realized by Seller and its Affiliates from the consummation of the transactions contemplated by this Agreement and the ARSHA and (D) Buyer and its Subsidiaries shall not be required to take any action that involves divestiture of an existing business of Buyer or any of its Subsidiaries or that involves unreasonable expense or that could reasonably be expected to impair the overall benefit expected to be realized from the consummation of the transactions contemplated by this Agreement and the ARSHA. In furtherance of the foregoing obligations (x) Seller and Target agree to make, or cause to me made, such filings and take, or cause to be taken, such actions as set forth in Section 2.2(b) of this Agreement and (y) Buyer agrees to make such filings and take such actions as set forth in Section 3.2(c) of this Agreement.

(c) Seller and Target shall, and shall cause the Subsidiaries of Target to, use reasonable best efforts to obtain any consents required from third parties pursuant to the Target Material Contracts in connection with the consummation of the transactions contemplated by this Agreement. Buyer shall, and shall cause its Subsidiaries to, use reasonable best efforts to obtain any consents required from third parties pursuant the Buyer Material Contracts in connection with the consummation of the transactions contemplated by this Agreement. With respect to any such material agreement or other instrument for which any consent has not been obtained prior to the Closing, in the event that the Closing occurs, the relevant parties shall continue to use reasonable best efforts to obtain any such consent after the Closing until either such consent has been obtained or Seller and Buyer mutually agree, in good faith, that such consent cannot reasonably be obtained.

(d) Each party shall, and shall cause its Affiliates to, coordinate and cooperate with the other parties and its Affiliates in exchanging such information and supplying such reasonable assistance as may be reasonably requested by the other party in connection with the filings and other actions contemplated by this Section 4.4.

Section 4.5 Further Assurances. Following the Closing, each party shall, and shall cause its Affiliates and its Affiliates’ representatives to, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably be requested by the other parties hereto, to confirm and assure the rights and obligations provided for in this Agreement and the ARSHA and render effective the consummation of the transactions contemplated hereby and thereby, or otherwise to carry out the intent and purposes of this Agreement.

Section 4.6 Employees and Employee Benefits. Between the date of this Agreement and the Closing Date, Seller, Target and Buyer shall cooperate in reviewing, evaluating and analyzing the Target Benefit Plans and the comparable Buyer Benefit Plans.

Section 4.7 Supplemental Disclosure.

(a) From the date hereof until the Closing, Seller and Target shall promptly notify Buyer in writing of: (a) any circumstance, event or action the existence, occurrence or taking of which (i) has had or would reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect, (ii) has resulted in or would reasonably be expected to result in any representation or warranty made by Seller or Target hereunder not being true and correct or (iii) could result in the failure of any of the conditions set forth in Article 5 to be satisfied; (b) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (c) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and (d) any Litigation commenced or, to the Knowledge of Seller, threatened against, relating to or involving or otherwise affecting Seller or Target or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 2.12 or that relates to the consummation of the transactions contemplated by this Agreement. Buyer’s receipt of information pursuant to this Section 4.7(a) or otherwise shall not operate as a waiver or otherwise affect any representation, warranty, covenant or agreement given or made by Seller in this Agreement.

(b) From the date hereof until the Closing, Buyer shall promptly notify Seller and Target in writing of: (a) any circumstance, event or action the existence, occurrence or taking of which (i) has had or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect, (ii) has resulted in or would reasonably be expected to result in any representation or warranty made by Buyer hereunder not being true and correct or (iii) could result in the failure of any of the conditions set forth in Article 5 to be satisfied; (b) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (c) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and (d) any Litigation commenced or, to the Knowledge of Buyer, threatened against, relating to or involving or otherwise affecting Buyer or any of its Subsidiaries that if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.13 or relates to the consummation of the transactions contemplated by this Agreement. Seller’s and Target’s receipt of information pursuant to this Section 4.7(b) or otherwise shall not operate as a waiver or otherwise affect any representation, warranty, covenant or agreement given or made by Buyer in this Agreement.

Section 4.8 Public Announcements. Except as required by applicable Law or applicable stock exchange rules, neither Buyer nor Seller or Target shall make, or permit any of their Affiliates or representatives to make, any public announcement in respect of this Agreement, the ARSHA or the transactions contemplated hereby or thereby without the prior written consent of the other parties hereto; provided, that, in connection the execution of this Agreement, Buyer, Target and Seller shall make a joint press release with respect to this Agreement and the transactions contemplated hereunder in the form previously agreed by the Parties.

Section 4.9 Proxy Statement; Buyer Shareholder Meeting.

(a) As soon as reasonably practicable following the date of this Agreement, Buyer shall prepare the Proxy Statement, mail the Proxy Statement to Buyer Securityholders and furnish the Proxy Statement to the SEC under cover of Form 6-K. Seller and Target shall cooperate and consult with Buyer in connection with the preparation of the Proxy Statement and, without limiting the generality of the foregoing, each of Seller and Target will, upon request by Buyer, furnish Buyer with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably required in connection with the Proxy Statement. Buyer will provide Seller, Target and their counsel and other advisors a reasonable opportunity to review and comment upon the Proxy Statement, or any amendments or supplements thereto, and Buyer will consider in good faith any comments reasonably proposed by Seller, Target and its counsel and other advisors. The furnishing of such document to the SEC or mailing of the same to Buyer Securityholders shall be undertaken only after the prior written consent of the Seller (which shall not be unreasonably withheld, conditioned or delayed). Each party shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and Buyer shall take all steps necessary to amend or supplement the Proxy Statement and to cause the Proxy Statement, as so amended or supplemented, to be mailed to Buyer Securityholders, to the extent required by applicable Law.

(b) Buyer shall take all actions necessary to duly call, give notice of, convene and hold a meeting of Buyer Securityholders in accordance with the CICL, the Company’s memorandum and articles of association and this Section 4.9 (the “Buyer Shareholders Meeting”) as promptly as reasonably practicable for the purpose of voting upon:

(i) the adoption of the memorandum and articles in the form set forth in Exhibit A as Buyer’s second amended and restated memorandum and articles of association (the “Second Amended and Restated Memorandum and Articles of Association”), providing for, among other things, the increase of Buyer’s authorized share capital; and

(ii) the issuance of Buyer Shares to Seller as contemplated by this Agreement ((i) and (ii), collectively, the “Approval Matters”).

(c) In connection with the Buyer Shareholder Meeting, Buyer shall take all lawful actions to solicit proxies from Buyer Securityholders and instruct the depositary of the Buyer ADSs to (i) fix the record date established by Buyer for the Buyer Shareholders Meeting as the record date for determining the holders of Buyer ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Buyer Ordinary Shares represented by Buyer ADSs, (ii) provide the Proxy Statement and all other relevant proxy solicitation materials to holders of Buyer ADSs as of the record date, and (iii) vote all Buyer Ordinary Shares represented by Buyer ADSs in accordance with the instructions of such corresponding holders of Buyer ADSs as of the record date.

(d) Buyer hereby agrees to waive the restrictions on Seller under Sections 3.7(c) and (d) of the Shareholder Agreement in respect to the transactions contemplated by (and in accordance with the terms and conditions of) this Agreement. Buyer and Seller agree that, notwithstanding the terms of Section 3.7(c) of the Shareholder Agreement, an affirmative vote of at least two-thirds of such Buyer Securityholders as, being entitled to do so, vote in person or by proxy at the Buyer Shareholders Meeting shall be required to approve the issuance of Buyer Shares to Seller as contemplated by this Agreement, and that such affirmative vote shall be sufficient for such approval.

(e) Unless Buyer makes a Change in Buyer Recommendation, the Proxy Statement shall include the recommendation of the Buyer Board of Directors in favor of approval of the Approval Matters. Notwithstanding anything to the contrary contained in this Agreement, the obligation of Buyer to call, give notice of, convene and hold the Buyer Shareholder Meeting shall not be limited or otherwise affected by a Change in Buyer Recommendation and unless this Agreement is terminated pursuant to, and in accordance with, Section 6.1, the Approval Matters shall be submitted to Buyer Securityholders at the Buyer Shareholders Meeting for the purpose of obtaining Buyer Shareholder Approval in accordance with this Section 4.9.

Section 4.10 Buyer Recommendation.

(a) Subject to this Section 4.10, the Buyer Board of Directors will not (i) change, withhold, withdraw, qualify or modify, in a manner adverse to Seller or Target, the Buyer Recommendation, or propose publicly to take any such action, or (ii) fail to include the Buyer Recommendation in the Proxy Statement (each a “Change in Buyer Recommendation”).

(b) At any time prior to obtaining Buyer Shareholder Approval, if an Intervening Event has occurred, the Buyer Board of Director (acting upon the recommendation of the Special Committee) may effect a Change in Buyer Recommendation, if (i) the Special Committee, after having received a written legal opinion from its outside legal counsel that the failure to do so would be inconsistent with the discharge or exercise of its fiduciary duties under applicable Law, determines in good faith as such, (ii) at least ten (10) calendar days prior to any meeting of the Buyer Board of Directors at which the Buyer Board of Directors will consider the recommendation of the Special Committee and determine whether such Intervening Event requires the Buyer Board of Directors to effect, or cause Buyer to effect, a Change in Buyer Recommendation, Buyer provides Seller with a written notice specifying the date and time of such meeting and the reasons for holding such meeting; (iii) during such ten (10) calendar day period, if requested by Seller, Buyer engages in good-faith negotiations with Seller to amend this Agreement in a manner that obviates the need for the Buyer Board of Directors to effect, or cause Buyer to effect, a Change in Buyer Recommendation as a result of such Intervening Event; and (iv) the Buyer Board of Directors, after obtaining and taking into account the recommendation of the Special Committee and written legal opinion of outside legal counsel that, in light of such Intervening Event, a failure to effect, or cause Buyer to effect, a Change in Buyer Recommendation would be inconsistent with the discharge or exercise of its fiduciary duties under applicable Law, determines in good faith as such.

Section 4.11 Legends.

(a) Seller agrees to the imprinting, so long as is required by this Section 4.11, of a legend on any of the Buyer Shares in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN THE UNITED STATES IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, THE TRANSFER OF THESE SECURITIES IS PROHIBITED, EXCEPT (I) PURSUANT TO A REGISTRATION UNDER THE SECURITIES ACT, (II) PURSUANT TO AND IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE SECURITIES ACT, OR (III) PURSUANT TO AND IN ACCORDANCE WITH AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT, IN THE CASE OF (II) AND (III), AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO [NAME OF ISSUER] (THE “COMPANY”). THE SECURITIES REPRESENTED BY THIS CERTIFICATE ALSO ARE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE AMENDED AND RESTATED SHAREHOLDER AGREEMENT OF THE COMPANY, DATED AS OF DECEMBER 8, 2014, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY. NO TRANSFER OF THESE SECURITIES WILL BE MADE ON THE BOOKS OF THE COMPANY UNLESS ACCOMPANIED BY EVIDENCE OF COMPLIANCE WITH THE TERMS OF THIS LEGEND AND SUCH AGREEMENT.”

(b) Seller acknowledges and agrees that it will sell any Buyer Shares pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Buyer Shares are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing Buyer Shares as set forth in this Section 4.11 is predicated upon Buyer’s reliance upon this understanding.

Section 4.12 Adoption of Amended and Restated Shareholder Agreement. Buyer and Seller agree (a) that the Amended and Restated Shareholder Agreement will become effective subject to and effective as of the Closing, whereupon it will supersede and replace the Shareholder Agreement (which will, as of such time, be of no further force or effect) and Buyer and Seller shall be subject to the corporate governance and other terms and conditions set forth in the Amended and Restated Shareholder Agreement, (b) until the Closing, the Shareholder Agreement will continue to be in full force and effect, and (c) if this Agreement is terminated, the Amended and Restated Shareholder Agreement will be of no further force and effect and the Shareholder Agreement will continue to be in full force and effect.

Section 4.13 Voting of Shares. Seller shall vote or cause to be voted all Buyer Ordinary Shares Beneficially Owned by it in favor of adoption and approval of the Approval Matters at the Buyer Shareholders Meeting.

Section 4.14 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with transactions contemplated by this Agreement (including any real property transfer tax and any similar Tax) shall be paid by the party upon which such Taxes and fees are assessed when due, and such party will, at its own expense, file all necessary Tax returns and other documentation with respect to all such Taxes and fees, and, if required by applicable Law, each of the parties hereto will, and will cause its Affiliates to, join in the execution of any such Tax returns and other documentation.

Section 4.15 Listing. Buyer shall promptly, and in any event within five (5) business days after the date hereof, contact Nasdaq to determine the requirements for the continued listing of the Buyer on Nasdaq in accordance with Rule 5110 of the Nasdaq Listing Rules. Buyer shall use its reasonable best efforts to cause the Buyer to be approved for continued listing on Nasdaq, at or prior to the Closing, including paying any required fees and submitting any listing application and listing agreement, if any, required by Nasdaq as soon as practicable. Seller and Target shall each use reasonable best efforts to assist Buyer as may be necessary or desirable to maintain Buyer’s Nasdaq listing or apply for a new listing of the Buyer.

ARTICLE 5

Conditions Precedent

Section 5.1 Conditions to Obligations of Seller, Target and Buyer. The obligations of Seller, Target and Buyer to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of the following conditions:

(a) Buyer Shareholder Approval. The Buyer Shareholder Approval shall have been obtained.

(b) Competition Law. The waiting period, if any, applicable to the consummation of the transactions contemplated by this Agreement and the ARSHA under the Competition Laws of Japan shall have expired or been terminated have expired or been terminated and any consent required under such Competition Laws shall have been obtained.

(c) No Injunction, etc. Consummation of the transactions contemplated hereby or by the ARSHA shall not have been restrained, enjoined or otherwise prohibited or made illegal by any applicable Law and no Government Proceeding shall have been filed and be pending challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement and the ARSHA.

Section 5.2 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver of the following additional conditions:

(a) Representations. (i) The representations and warranties of Seller and/or Target contained in this Agreement or in the ARSHA and in any certificate or other writing delivered pursuant hereto (other than the Seller Fundamental Representations) shall be true and correct at and as of the date hereof and at and as of the Closing Date with the same effect as though made at and as of the Closing Date, provided that, if the failure to be so true and correct does not result in a Target Material Adverse Effect, the condition set forth in this Section 5.2(a) shall be deemed to have been satisfied notwithstanding such failure, and (ii) the Seller Fundamental Representations shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date with the same effect as though made at and as of the Closing Date, .

(b) Performance. Seller and Target shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Seller and/or Target at or prior to the Closing.

(c) Closing Certificates. Seller shall have delivered to Buyer a certificate, dated as of the Closing Date, signed by a director of Seller to the effect set forth above in Section 5.2(a) and Section 5.2(b) (the “Seller Closing Certificate”). Target shall have delivered to Buyer a certificate, dated as of the Closing Date, signed by a director of Target to the effect set forth above in Section 5.2(a) and Section 5.2(b) (the “Target Closing Certificate”).

(d) Closing Deliverables. Seller and Target shall have delivered to Buyer the closing deliverables required to be delivered by Seller and/or Target pursuant to Section 1.3(a).

(e) No Target Material Adverse Effect. Since the date of this Agreement, no event, occurrence, fact, condition, change, development or effect shall exist or have occurred or come to exist that, individually or in the aggregate, has resulted in a Target Material Adverse Effect.

Section 5.3 Conditions to Obligations of Seller and Target. The obligations of Seller and Target to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver of the following additional conditions:

(a) Representations. (i) The representations and warranties of Buyer contained in this Agreement or in the ARSHA and in any certificate or other writing delivered pursuant hereto (other than the Buyer Fundamental Representations) shall be true and correct at and as of the date hereof and at and as of the Closing Date with the same effect as though made at and as of the Closing Date, provided that, if the failure to be so true and correct does not result in a Buyer Material Adverse Effect, the condition set forth in this Section 5.3(a) shall be deemed to have been satisfied notwithstanding such failure, and (ii) the Buyer Fundamental Representations shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date with the same effect as though made at and as of the Closing Date.

(b) Performance. Buyer shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Buyer at or prior to the Closing.

(c) Closing Certificates. Buyer shall have delivered to Seller a certificate, dated as of the Closing Date, signed by the Chief Executive Officer of Buyer to the effect set forth above in Section 5.3(a) and Section 5.3(b) (the “Buyer Closing Certificate”).

(d) Closing Deliverables. Buyer shall have delivered to Seller and Target the closing deliverables required to be delivered by Buyer pursuant to Section 1.3(b).

(e) No Buyer Material Adverse Effect. Since the date of this Agreement, no event, occurrence, fact, condition, change, development or effect shall exist or have occurred or come to exist that, individually or in the aggregate, has resulted in a Buyer Material Adverse Effect.

ARTICLE 6

Termination

Section 6.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by the written agreement of Seller, Target and Buyer;

(b) by either Buyer by notice to Seller and Target or by Seller by notice to Buyer, if:

(i) the Closing shall not have occurred on or before July 31, 2015 (the “End Date”);

(ii) (A) there shall be any Law that makes consummation of the transactions contemplated under this Agreement illegal or otherwise prohibited or (B) any judgment, injunction, order or decree of any Governmental Authority having competent jurisdiction enjoining Seller, Target or Buyer from consummation the transactions contemplated under this Agreement is entered and such judgment, injunction, order or decree shall have become final and nonappealable; or

(iii) the Buyer Shareholder Approval shall not have been obtained at the Buyer Shareholder Meeting which has been duly convened and at which the required quorum was present and a vote was actually conducted.

(c) by Buyer by notice to Seller and Target, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Seller or Target set forth in this Agreement or the ARSHA shall have occurred that would cause the conditions set forth in Section 5.2(a) and/or Section 5.2(b) not to be satisfied, and such breach is incapable of being cured by the End Date, provided, however, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 6.1(c) if Buyer is then in material breach or violation of its representations, warranties or covenants contained in this Agreement or the ARSHA; or

(d) by Seller by notice to Buyer, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement or the ARSHA shall have occurred that would cause the conditions set forth in Section 5.3(a) and/or Section 5.3(b) not to be satisfied, and such breach is incapable of being cured by the End Date, provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 6.1(d) if Seller or Target is then in material breach or violation of its representations, warranties or covenants contained in this Agreement or the ARSHA.

Section 6.2 Knowledge of Inaccuracies. It is agreed that (i) Buyer shall not have any right to terminate this Agreement under Section 6.1(c) to the extent Buyer or any of its Subsidiaries had actual knowledge of such breach of or inaccuracy in such representation or warranty as of the date hereof and (ii) neither Seller nor Target shall have any right to terminate this Agreement under Section 6.1(d) to the extent Seller or any of its Affiliates (other than Buyer and its Subsidiaries) had actual knowledge of such breach of or inaccuracy in such representation or warranty as of the date hereof.

Section 6.3 Effect of Termination. If this Agreement is terminated pursuant to Section 6.1, this Agreement shall become void and of no effect without liability of any party (or any of its directors, officers, employees, stockholders, Affiliates, agents, representatives or advisors) to the other party hereto, provided, however, that, (i) the provisions of this Section 6.3, Section 7.1 (to the extent that this Section 6.3 and Article 8 contain terms defined in Section 7.1), Section 7.2 and Article 8 shall survive the termination of this Agreement and shall remain and full force and effect and (ii) no termination of this Agreement and nothing contained herein shall relieve any party from liability or damages for any willful or intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

ARTICLE 7

Definitions

Section 7.1 Certain Terms. The following terms have the respective meanings given to them below:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

“Agreement” has the meaning set forth in the Preamble.

“Approval Matters” has the meaning set forth in Section 4.9(b)(ii).

“ARSHA” has the meaning set forth in the Recitals.

“Beneficially Own,” “Beneficial Owners” and “Beneficial Ownership” have the meanings given to such terms in Rule 13d-3 under the Exchange Act; provided, however, that Beneficial Ownership under Rule 13d-3(d)(1)(i) will be determined based on whether a Person has a right to acquire Beneficial Ownership irrespective of whether such right is exercisable within sixty (60) days of the time of determination.

“Business Day” means any day that is not (i) a Saturday, (ii) a Sunday or (iii) any other day on which commercial banks are authorized or required by law to be closed in the City of New York, Seoul, Korea or the Cayman Islands.

“Buyer” has the meaning set forth in the Preamble.

“Buyer ADS” means the Buyer’s American depository shares (each of which represents five Buyer Ordinary Shares).

“Buyer Assets” has the meaning set forth in Section 3.11(a).

“Buyer Balance Sheet Date” means June 30, 2014.

“Buyer Benefit Plans” means each written or oral employee benefit plan, scheme, program, policy, arrangement and contract (including, but not limited to, any “employee benefit plan”, as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, bonus, change in control or severance plan, program, policy, arrangement or contract) for the benefit of any current or former officer, employee or director of Buyer or any of its Subsidiaries that is maintained or contributed to by Buyer, any of its Subsidiaries, or with respect to which any of them could incur liability under the Code or ERISA or any similar non-U.S. law, but shall exclude Multiemployer Plans.

“Buyer Board of Directors” has the meaning set forth in the Recitals.

“Buyer Business” means the business and operations of Buyer and its Subsidiaries as conducted as of the date hereof and at any time between the date hereof and the Closing.

“Buyer Closing Certificate” has the meaning set forth in Section 5.3(c).

“Buyer Disclosure Letter” means the letter, dated as of the date hereof, delivered by Buyer to Seller prior to the execution of this Agreement and identified as the Buyer Disclosure Letter.

“Buyer Fundamental Representations” means the representations and warranties in Section 3.1, Section 3.2, Section 3.4 and Section 3.5.

“Buyer Leased Real Property” has the meaning set forth in Section 3.11(c).

“Buyer Material Adverse Effect” means a material adverse effect on or change to the business, results of operations, condition (financial or otherwise), assets or liabilities of Buyer and its Subsidiaries taken as a whole, provided that any such change or effect resulting from any of the following, individually or in the aggregate, shall not be considered when determining whether a Buyer Material Adverse Effect has occurred: (i) any change in economic conditions generally or capital and financial markets generally, including changes in interest or exchange rates, (ii) any change (including changes of applicable Laws) or conditions generally affecting the industry in which the Buyer and its Subsidiaries operate except to the extent having a materially disproportionate effect on the Buyer and its Subsidiaries, taken as a whole, relative to other participants in the industry in which Buyer and its Subsidiaries operate, (iii) any change in applicable Laws or US GAAP, or the enforcement or interpretation thereof, (iv) any outbreak of hostilities, acts of war, sabotage, terrorism or military actions or natural disasters (including hurricanes, tornadoes, floods or earthquakes), or any escalation or worsening of any of the foregoing, (v) any change resulting from the announcement or consummation of the transactions contemplated by, or the performance of obligations under, this Agreement and the ARSHA, (vi) any actions required to be taken pursuant to this Agreement or the ARSHA, (vii) any failure by Buyer and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period, and (viii) any change in the Buyer’s stock price or trading volume.

“Buyer Material Contract” means all agreements contracts or arrangements that are material to the Buyer Business.

“Buyer Ordinary Shares” means the ordinary shares, par value US$0.0001 per share, of Buyer.

“Buyer Owned Real Property” has the meaning set forth in Section 3.11(b).

“Buyer Permits” has the meaning set forth in Section 3.14(b).

“Buyer Recommendation” has the meaning set forth in the Recitals.

“Buyer Reference Balance Sheet” means the audited consolidated balance sheet of the Buyer and its Subsidiaries dated as of the Buyer Balance Sheet Date and included in the Buyer SEC Reports.

“Buyer Related Party Transactions” means any material agreement or arrangement between the Buyer or any of its Subsidiaries, on the one hand, and any of Buyer’s Affiliates (other than Buyer’s Subsidiaries), on the other hand, except for agreements or arrangements contemplated by this Agreement or Known to Seller.

“Buyer SEC Reports” has the meaning set forth in Section 3.7(a).

“Buyer Securities” has the meaning set forth in Section 3.5(b).

“Buyer Securityholders” includes holders of Buyer Ordinary Shares and Buyer ADSs.

“Buyer Shareholder Approval” means the approval of the matters specified in Section 4.9(b)(i) and 4.9(b)(ii), each by the affirmative vote of holders of Buyer Ordinary Shares representing at least two-thirds of Buyer Ordinary Shares present and voting in person or by proxy as a single class at the Buyer Shareholders Meeting in accordance with Buyer’s articles of association (as currently in effect) and the CICL.

“Buyer Shareholder Meeting” has the meaning set forth in Section 4.9(b).

“Buyer Shares” means 3,701,145,330 Buyer Ordinary Shares.

“Buyer Subsidiary Securities” has the meaning set forth in Section 3.6(b).

“Change in Buyer Recommendation” has the meaning set forth in Section 4.10(a).

“CICL” means the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” means, unless another time or date is agreed to in writing by the parties, January 30th, 2015; provided, that, if the conditions set forth in Article 5 have not been satisfied or waived at such time (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time)), then the Closing Date shall be the date that is five (5) Business Days (or a shorter period as agreed to in writing by the parties) after the conditions set forth in Article 5 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time).

“Code” means the Internal Revenue Code of 1986, as amended.

“Competition Laws” means all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreement” has the meaning set forth in Section 4.3(d).

“Disclosure Letters” means the Buyer Disclosure Letter and the Seller Disclosure Letter.

“End Date” has the meaning set forth in Section 6.1(b)(i).

“Environmental Law” means any Law regulating or relating to the protection of human health, natural resources or the environment, including Laws relating to contamination and the use, generation, management, handling, transport, treatment, disposal, storage, Release or threatened Release of, or exposure to, Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal or arbitrator and any self-regulatory organization (including any stock exchange).

“Government Proceedings” means any Litigation before any Governmental Authority, whether commenced or threatened in writing.

“Hazardous Substance” means any substance that: (i) is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum or petroleum products, radon gas, microbiological contamination or related materials, (ii) requires Remedial Action pursuant to any Environmental Law, or is defined, listed or identified as a “hazardous waste”, “hazardous substance”, “toxic substance” or words of similar meaning or effect thereunder or (iii) is regulated as toxic or hazardous under any applicable Environmental Law.

“IFRS” means International Financial Reporting Standards as approved and promulgated by the International Accounting Standards Board.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practice), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person, (v) all obligations of such Person incurred or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of business consistent with past practice), (vi) all lease obligations of such Person capitalized on the books and records of such Person, (vii) all obligations of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions, (ix) all letters of credit or performance bonds issued for the account of such Person (excluding (A) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practice, (B) standby letters of credit relating to workers’ compensation insurance and (C) surety bonds and customs bonds) and (x) all guaranties and arrangements having the economic effect of a guaranty by such Person of any Indebtedness of any other Person.

“Independent Directors” means members of the Buyer Board of Directors who meet the definition of “independent director” as defined under Nasdaq Marketplace Rule 5605(a)(2).

“Intellectual Property” means all patents, trademarks, service marks, trade names, trade dress, including all goodwill associated with the foregoing, domain names, copyrights, Software, Internet Web sites, mask works and other semiconductor chip rights, and similar rights, and registrations and applications to register or renew the registration of any of the foregoing, trade secrets and all similar intellectual property rights.

“Intervening Event” means a material development or change in circumstances that occurs or arises after the date of this Agreement that was not known to Buyer or any of its Subsidiaries or any of their respective officers or executive directors as of the date of this Agreement.

“Knowledge of Buyer” means the actual knowledge of any director or executive officer of the Buyer or any of its Subsidiaries after reasonable inquiry.

“Knowledge of Seller” means the actual knowledge of any director or executive officer of Seller, Target or any of its Subsidiaries after reasonable inquiry.

“Known to Seller” means all facts and circumstances that have either: (i) been fairly disclosed to the Seller or its advisors as part of the due diligence process relating to this Transaction; or (ii) which are actually known by Seller, Target or any of their respective officers or employees as of the date hereof.

“Laws” has the meaning set forth in Section 2.13(a).

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Litigation” means any action, suit, arbitration proceeding, administrative or regulatory proceeding, citation, summons or subpoena of any nature, civil, criminal, regulatory or otherwise, in law or in equity.

“Members”, in relation to a company incorporated in the Cayman Islands, has the meaning given in the Companies Law of the Cayman Islands.

“Multiemployer Plan” means a multiemployer plan within the meaning of section 4001(a)(3) of ERISA.

“Nasdaq” means the Nasdaq Stock Market, LLC.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, memorandum and articles of association, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

“Permitted Liens” means (i) Liens for Taxes and other governmental charges and assessments not yet due and payable or that are being contested in good faith, (ii) Liens of carriers, warehousemen, mechanics, materialmen and other like Liens arising in the ordinary course of business, (iii) easements, rights of way, encroachments, zoning ordinances and other similar encumbrances affecting real property, (iv) statutory Liens in favor of lessors arising in connection with any property leased to Target or any of its Subsidiaries, (v) to the extent related to assets of Buyer, any Lien Known to Seller, and (vi) to the extent related to assets of Buyer, any Lien which would not materially or adversely impair the conduct of the Buyer Business, as currently conducted, in the ordinary course.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proxy Statement” means a proxy statement to be sent to Buyer Securityholders in connection with the Buyer Shareholder Meeting.

“Regulation S” has the meaning set forth in Section 2.21(b).

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, migration, transporting, placing and the like, including without limitation, the moving of any materials through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.

“Remedial Action” means any action required to investigate, clean up, treat, monitor, remove, remediate or otherwise address or conduct remedial or corrective actions with respect to Hazardous Substances.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Seller” has the meaning set forth in the Preamble.

“Seller Board of Directors” means the board of directors of the Seller.

“Seller Closing Certificate” has the meaning set forth in Section 5.2(c).

“Seller Disclosure Letter” means the letter, dated as of the date hereof, delivered by Seller to Buyer prior to the execution of this Agreement and identified as the Seller Disclosure Letter.

“Seller Fundamental Representations” means the representations and warranties in Section 2.1, Section 2.2 and Section 2.4.

“Shareholder Agreement” means that certain Shareholder Agreement between Buyer and Seller dated September 16, 2010, as amended by Amendment No. 1, dated November 12, 2013.

“Software” means all computer software, including but not limited to, application software, system software and firmware, including all source code and object code versions thereof, in any and all forms and media, and all related documentation.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Special Committee” has the meaning set forth in the Recitals.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing at least fifty percent of such securities or ownership interests are at the time directly or indirectly owned by such Person.

“Target” has the meaning set forth in the Preamble.

“Target Assets” has the meaning set forth in Section 2.10(a).

“Target Balance Sheet Date” has the meaning set forth in Section 2.6(a).

“Target Benefit Plans” means each written or oral employee benefit plan, scheme, program, policy, arrangement and contract (including, but not limited to, any “employee benefit plan”, as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, bonus, change in control or severance plan, program, policy, arrangement or contract) for the benefit of any current or former officer, employee or director of Target or any of its Subsidiaries that is maintained or contributed to by Target, any of its Subsidiaries, or with respect to which any of them could incur liability under the Code or ERISA or any similar non-U.S. law, but shall exclude Multiemployer Plans.

“Target Board of Directors” means the board of directors of Target.

“Target Business” means the business and operations of Target and its Subsidiaries as conducted as of the date hereof and at any time between the date hereof and the Closing.

“Target Closing Certificate” has the meaning set forth in Section 5.2(c).

“Target Financial Statements” has the meaning set forth in Section 2.6(a).

“Target Historical Financial Statements” has the meaning set forth in Section 2.6(a).

“Target Insurance Program” has the meaning set forth in Section 2.16.

“Target Interim Financial Statements” has the meaning set forth in Section 2.6(a).

“Target Leased Real Property” has the meaning set forth in Section 2.10(c).

“Target Leases” has the meaning set forth in Section 2.10(c).

“Target Material Adverse Effect” means a material adverse effect on or change to the business, results of operations, condition (financial or otherwise), assets or liabilities of Target and its Subsidiaries taken as a whole, provided that any such change or effect resulting from any of the following, individually or in the aggregate, shall not be considered when determining whether a Target Material Adverse Effect has occurred: (i) any change in economic conditions generally or capital and financial markets generally, including changes in interest or exchange rates, (ii) any change (including changes of applicable Laws) or conditions generally affecting the industry in which Target and its Subsidiaries operate except to the extent having a materially disproportionate effect on Target and its Subsidiaries, taken as a whole, relative to other participants in the industry in which Target and its Subsidiaries operate, (iii) any change in applicable Laws or IFRS, or the enforcement or interpretation thereof, (iv) any outbreak of hostilities, acts of war, sabotage, terrorism or military actions or natural disasters (including hurricanes, tornadoes, floods or earthquakes), or any escalation or worsening of any of the foregoing, (v) any change resulting from the announcement or consummation of the transactions contemplated by, or the performance of obligations under, this Agreement and the ARSHA, (vi) any actions required to be taken pursuant to this Agreement or the ARSHA, and (vii) any failure by Target and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period.

“Target Material Contract” has the meaning set forth in Section 2.9(b).

“Target Owned Intellectual Property” has the meaning set forth in Section 2.11(a).

“Target Owned Real Property” has the meaning set forth in Section 2.10(b).

“Target Permits” has the meaning set forth in Section 2.13(b).

“Target Related Party Transactions” has the meaning set forth in Section 2.17.

“Target Reference Balance Sheet” means the audited consolidated balance sheet of Target and its Subsidiaries as of the Target Balance Sheet Date and included in the Target Financial Statements.

“Target Securities” has the meaning set forth in Section 2.4(b).

“Target Shares” has the meaning set forth in the Recitals.

“Target Subsidiary Securities” has the meaning set forth in Section 2.5(b).

“Tax” means any income, alternative minimum, accumulated earnings, personal holding company, franchise, capital stock, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, severance, environmental, real property, personal property, ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers’ compensation, withholding, estimated or other similar tax, duty, fee, assessment or other governmental charge or deficiencies thereof (including all interest and penalties thereon and additions thereto).

“Tax Agreement” has the meaning set forth in Section 2.15(d).

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes).

“Tax Return” means any tax return, declaration, statement, report, schedule, form or information return or any amendment to any of the foregoing relating to Taxes.

“US$” or “U.S. Dollar” means the U.S. Dollar, the currency of the United States of America.

“U.S. GAAP” has the meaning set forth in Section 3.7(c).

Section 7.2 Construction. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “party” or “parties” shall refer to parties to this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Schedules are to Articles, Sections and Schedules of this Agreement unless otherwise specified. The Buyer Disclosure Letter and Seller Disclosure Letter referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in any Disclosure Letter or Schedule but not otherwise defined therein shall have the meaning given to such term in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any reference to “days” means calendar days unless Business Days are expressly specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

ARTICLE 8

Miscellaneous

Section 8.1 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including e-mail and facsimile transmission) and shall be given:

if to Buyer,

Hanwha SolarOne Co., Ltd.

Room 60-606, Yongda International Tower

2277 Longyang Road

Shanghai 201204

People’s Republic of China

Fax: +86 21 3852 1668

Telephone: +86 21 3852 1551

E-mail: Chi.Jiang@hanwha-solarone.com

Attention: Chi Jang

with a copy to:

Debevoise & Plimpton

21/F AIA Central

1 Connaught Road Central

Hong Kong SAR

Fax: +852 2810 9828

Telephone: +852 2160 9800

E-mail: eddutton@debevoise.com

Attention: E. Drew Dutton / Brian F. McKenna

and

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

Fax: +1 (650) 473-2600

Telephone: +1 (650) 473-2637

E-mail: stonsfeldt@omm.com

Attention: Steven J. Tonsfeldt

if to Seller or Target,

Hanwha Solar Holdings Co., Ltd.

c/o Hanwha Chemical Corporation

Hanwha Building, 86 Cheonggyecheon-ro

Jung-gu, Seoul 100-797 Korea

Fax: +82 (2) 729-1225

Telephone: +82 (2) 729-2517

E-mail: ms.choi@hanwha.com

Attention: Moon-Seong Choi

with a copy to:

Paul Hastings LLP

33th fl., West Tower, Mirae Asset Center 1 Building

26 Eulji-ro 5-gil, Jung-gu, Seoul 100-210, Korea

Fax: +82 (2) 6321-3902

Telephone: +82 (2) 6321-3802

E-mail: danielkim@paulhastings.com

Attention: Daniel Sae Chin Kim

or such other address, e-mail address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 8.2 Survival. The representations and warranties and the covenants and agreements (subject to the following sentence) contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Closing. This Section 8.2 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Closing.

Section 8.3 Amendment; Waivers, etc. Any provision of this Agreement (including any Schedule hereto) may be amended or waived prior to Closing if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, that, with respect to Buyer, such amendment or waiver is approved by the Board acting upon the recommendation of the Special Committee in writing; and, provided, further, that after the vote or consent of the Buyer Securityholders required to consummate the transaction contemplated by this Agreement and the ARSHA has been obtained there shall be no amendment or waiver that would require the further approval of the Buyer Securityholders under applicable Law without such approval having first been obtained. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Section 8.4 Expenses. Except as otherwise provided herein, all costs, fees and expenses incurred in connection with this Agreement, the ARSHA and the transactions contemplated hereby and thereby, whether or not consummated, shall be paid by the party incurring such cost or expense. For the avoidance of doubt, all fees and expenses of Target incurred in connection with this Agreement shall be borne by Target.

Section 8.5 Governing Law, etc.

(a) THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. Buyer and Seller hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State, City and County of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement and in respect of the transactions contemplated hereby and thereby. Each of Buyer and Seller irrevocably agrees that all claims in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby, or with respect to any such action or proceeding, shall be heard and determined in such a New York State or federal court, and that such jurisdiction of such courts with respect thereto shall be exclusive, except solely to the extent that all such courts shall lawfully decline to exercise such jurisdiction. Each of Buyer and Seller hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that it is not subject to such jurisdiction. Each of Buyer and Seller hereby waives, and agrees not to assert, to the maximum extent permitted by law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. Buyer and Seller hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.1 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

(b) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties, and their respective heirs, successors and assigns (provided that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable or otherwise transferable by any party without the prior written consent of the other parties, and any purported assignment without such consent shall be null and void).

Section 8.7 Entire Agreement. This Agreement, the ARSHA and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

Section 8.8 Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is determined by a court of competent jurisdiction to be invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative or unenforceable to any extent whatsoever. Upon any such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 8.9 Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties and their respective successors and assigns.

Section 8.10 Specific Performance. The parties acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement without proof of actual damages, this being in addition to any other remedy to which they are entitled at Law or in equity. The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

HANWHA SOLAR HOLDINGS CO., LTD.

By:	/s/ Kyu Dong Choi

Name:	Kyu Dong Choi

Title:	Director

HANWHA Q CELLS INVESTMENT CO., LTD.

By:	/s/ Hee Cheul Kim

Name:	Hee Cheul Kim

Title:	Director

HANWHA SOLARONE CO., LTD.

By:	/s/ Seong Woo Nam

Name:	Seong Woo Nam

Title:	Director

[Signature Page to Share Purchase Agreement]

EXHIBIT A

Form of Second Amended and Restated Memorandum and Articles of Association

THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

[—]

(Adopted by Special Resolution passed on [—] 2015)

1. The name of the Company is [—].

2. The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may from time to time decide.

3. The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4. The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

5. The authorised share capital of the Company is US$[—] divided into [—] ordinary shares of a nominal or par value of US$0.0001 each. The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law (2013 Revision) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

6. The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7. Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

[—]

(Adopted by Special Resolution passed on [—] 2015)

1. In these Articles Table A in the Schedule to the Law does not apply and, unless there is something in the subject or context inconsistent therewith,

“ADS” means an American Depositary Share, each representing five Ordinary Shares.

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Articles” means these Articles as originally framed or as from time to time altered by Special Resolution.

“Audit Committee” means the audit committee established pursuant to Article 108.

“Auditors” means the persons for the time being performing the duties of auditors of the Company (if any).

“Board” means the Board of the Directors of the Company.

“the Chairman” means the Chairman presiding at any meeting of members or of the Board.

“Company” means [—].

“Compensation Committee” means the compensation committee established pursuant to Article 108.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“debenture” means debenture stock, mortgages, bonds and any other such securities of the Company whether constituting a charge on the assets of the Company or not.

“Directors” means the directors for the time being of the Company.

“dividend” includes interim dividends and bonus dividends.

“Electronic Record” has the same meaning as in the Electronic Transactions Law (2003 Revision).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, all as from time to time in effect.

“Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption or anyone residing in such person’s home.

“Independent Director” means a Director who meets the definition of “independent director” as defined under Nasdaq Marketplace Rule 5605(a)(2) and otherwise satisfies the independence requirements imposed by Rule 10A-3 of the Exchange Act.

“the Law” means the Companies Law (2013 Revision) of the Cayman Islands and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.

“Member” shall bear the same meaning as in the Law.

“Memorandum” means the memorandum of association of the Company as originally framed or as from time to time altered by Special Resolution.

“month” means calendar month.

“Nasdaq” means the Nasdaq Stock Market, LLC. in the United States.

“Nasdaq Rules” means the relevant code, rules and regulations, as amended from time to time, applicable as a result of the original and continued quotation of any Shares or ADSs on Nasdaq, including without limitation the NASD Manual & Notices to Members and the Listing Rules.

“Ordinary Resolution” means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“paid-up” means paid-up and/or credited as paid-up.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“principal register” means the register of members of the Company maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.

“Register of Members” means the register maintained in accordance with the Law and includes (except where otherwise stated) any duplicate Register of Members.

“Registered Office” means the registered office for the time being of the Company.

“Related Party Transaction” means, with respect to the Company or any of its Subsidiaries, a transaction which would be deemed a “related party transaction,” as defined in Nasdaq Rule 5630, or transactions or matters involving a “related person” as defined under Item 404 of Regulation S-K promulgated under the Exchange Act.

“Seal” means the common seal of the Company and includes every duplicate seal.

“SEC” means the US Securities and Exchange Commission.

“Secretary” includes an Assistant Secretary and any person appointed to perform the duties of Secretary of the Company.

“Share” and “Shares” means a share or shares in the Company and includes a fraction of a share.

“Share Premium Account” means the account of the Company which the Company is required by the Law to maintain, to which all premiums over nominal or par value received by the Company in respect of issues of Shares from time to time are credited.

“Special Resolution” means (i) a resolution passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or (ii) a resolution which has been approved in writing by all of the Members entitled to vote at a general meeting of the company in one or more instruments each signed by one or more of the Members aforesaid, and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“United States” means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

“US$” means United States dollars, the lawful currency of the United States.

“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record.

2. In these Articles:

(a)	Words importing the singular number include the plural number and vice-versa.

(b)	Words importing the masculine gender include the feminine gender.

(c)	Words importing persons include corporations.

(d)	References to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time.

(e)	Any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

(f)	Headings are inserted for reference only and shall be ignored in construing these Articles.

(g)	References in these Articles to a document being “executed” include references to its being executed under hand or under seal or by any other method authorised by the Company. Any requirements as to execution or signature under the Articles can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law.

(h)	Any words or expressions defined in the Law will (if not inconsistent with the subject or context in which they appear) have the same meaning in these Articles, save that the word “company” includes any body corporate.

(i)	References to a meeting will not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

(j)	Where these Articles refer to months or years, these are all calendar months or years.

(k)	Where these Articles give any power or authority to any person, this power or authority can be used on any number of occasions, unless the way in which the words are used does not allow this meaning.

(l)	Any requirements as to delivery under these Articles include delivery in the form of an Electronic Record. Sections 8 and 19(3) of the Electronic Transactions Law (2003 Revision) of the Cayman Islands shall not apply.

SHARE CAPITAL

3. The authorised share capital of the Company is US$[—] divided into [—] ordinary shares of a nominal or par value of US$0.0001 each (“Ordinary Shares”).

ISSUE OF SHARES

4. Subject to applicable law, rules, regulations, the Nasdaq Rules and the relevant provisions, if any, in the Memorandum and these Articles and to any direction that may be given by the Company in a general meeting and without prejudice to any special rights previously conferred on the holders of existing Shares, the Directors may allot, issue, grant options, rights or warrants over or otherwise dispose of Shares of the Company (including fractions of a Share) with or without preferred, deferred, qualified or other special rights or restrictions, whether with regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.The Company shall not issue Shares in bearer form.

5. Upon approval of the Directors, such number of Ordinary Shares, or other shares or securities of the Company, as may be required for such purposes shall be reserved for issuance in connection with an option, right, warrant or other security of the Company or any other person that is exercisable for, convertible into, exchangeable for or otherwise issuable in respect of such Ordinary Shares or other shares or securities of the Company.

6. The holders of the Ordinary Shares shall be:

(a) entitled to dividends in accordance with the relevant provisions of these Articles;

(b) entitled to and are subject to the provisions in relation to winding up of the Company provided for in these Articles;

(c) entitled to attend general meetings of the Company and shall be entitled to one vote for each Ordinary Share registered in his name in the Register of Members, both in accordance with the relevant provisions of these Articles.

7.	All Ordinary Shares shall rank pari passu with each other in all respects.

REGISTER OF MEMBERS AND SHARE CERTIFICATES

8. The Company shall maintain a register of its Members and every person whose name is entered as a Member in the register of Members shall be entitled without payment to receive within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) one certificate for all his Shares or several certificates each for one or more of his Shares upon payment of fifty cents (US$0.50) for every certificate after the first or such less sum as the Directors shall from time to time determine provided that in respect of a Share or Shares held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a Share to one of the several joint holders shall be sufficient delivery to all such holders.

9. The Board shall cause to be kept at such place within or outside the Cayman Islands as they deem fit a principal register of the Members and there shall be entered therein the particulars of the Members and the Shares issued to each of them and other particulars required under applicable law, rules or regulations or the Nasdaq Rules.

10. If the Board considers it necessary or appropriate, the Company may establish and maintain a branch register or registers of Members at such location or locations within or outside the Cayman Islands as the Board thinks fit. The principal register and the branch register(s) shall together be treated as the register for the purposes of these Articles.

11. The Board may, in its absolute discretion, at any time transfer any Share upon the principal register to any branch register or any Share on any branch register to the principal register or any other branch register.

12. The Company shall as soon as practicable and on a regular basis record in the principal register all transfers of Shares effected on any branch register and shall at all times maintain the principal register in such manner to show at all times the Members for the time being and the Shares respectively held by them, in all respects in accordance with the Law.

13. The register may be closed at such times and for such periods as the Board may from time to time determine, either generally or in respect of any class of Shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the Members may by Ordinary Resolution determine provided that such period shall not be extended beyond 60 days in any year). The Company shall, on demand, furnish any person seeking to inspect the Register of Members or part thereof which is closed by virtue of this Article with a certificate under the hand of the Secretary stating the period for which, and by whose authority, it is closed.

14. Every certificate for Shares or debentures or representing any other form of security of the Company may be issued under the seal of the Company, which shall only be affixed with the authority of the Board or may be executed under hand by any two directors or as may otherwise be directed by the Board. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of Shares shall have been surrendered and cancelled.

15. Every Share certificate shall specify the number of Shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe.

16. The Company shall not be bound to register more than four persons as joint holders of any Share. If any Shares shall stand in the names of two or more persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the Share.

17. If a Share certificate is defaced, lost or destroyed, it may be replaced on payment of such reasonable fee, if any, as the Board may from time to time prescribe and on such terms and conditions, if any, as to publication of notices, evidence and indemnity, as the Board thinks fit and where it is defaced or worn out, after delivery up of the old certificate to the Company for cancellation.

18. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of Shares shall have been surrendered and cancelled.

TRANSFER OF SHARES

19. The instrument of transfer of any Share shall be in writing in the usual or common form or any other form approved by the Board, and shall be executed by or on behalf of the transferor and the transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the register in respect thereof.

20. (a) The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any Share which is not fully paid up or upon which the Company has a lien.

(b) The Board may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company accompanied by the certificate for the Shares to which it relates (which shall upon registration of the transfer be cancelled) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one class of Shares;

(iii)	the instrument of transfer is properly stamped (in circumstances where stamping is required);

(iv)	in the case of a transfer to joint holders, the number of joint holders to which the Share is to be transferred does not exceed four;

(v)	the Shares concerned are free of any lien in favour of the Company;

(vi)	a fee of such maximum amount as the Board may from time to time determine to be payable is paid to the Company in respect thereof;

(vii)	The Company shall not be obligated to make any transfer to an infant or to a person in respect of whom an order has been made by a competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs or under other legal disability; and

(viii)	Upon every transfer of Shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued without charge to the transferee in respect of the Shares transferred to him, and if any of the Shares included in the certificate so given up shall be retained by the transferor, a new certificate in respect thereof shall be issued to him without charge. The Company shall also retain the instrument(s) of transfer.

21. The registration of transfers may be suspended at such time and for such periods as the Directors may from time to time determine, provided always that such registration shall not be suspended for more than forty-five days in any year. If the Board shall refuse to register a transfer of any Share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

REDEEMABLE SHARES

22. (a) Subject to the provisions of the Law, the Nasdaq Rules and the Memorandum, Shares may be issued on the terms that they are, or at the option of the Company or the holder are, to be redeemed on such terms and in such manner as the Company, before the issue of the Shares, may by Special Resolution determine.

(b) Subject to the provisions of the Law, the Nasdaq Rules and the Memorandum, the Company may purchase its own Shares (including fractions of a Share), including any redeemable Shares, provided that the manner of purchase has first been authorised by the Company in a general meeting by Ordinary Resolution and may make payment therefor in any manner authorised by the Law and the Nasdaq Rules, including out of capital.

VARIATION OF RIGHTS OF SHARES

23. If at any time the share capital of the Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound-up and except where these Articles or the Law impose any stricter quorum, voting or procedural requirements in regard to the variation of rights attached to a specific class, be varied with the consent in writing of the holders of 75% of the issued Shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the Shares of that class.

24. The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class of Shares except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

25. For purposes of this provision any particular issue of Shares not carrying the same rights (whether as to rate of dividend, redemption or otherwise) as any other Shares of the time being in issue, shall be deemed to constitute a separate class of Shares. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith. The rights of holders of Ordinary Shares shall not be deemed to be varied by the creation or issue of Shares with preferred or other rights which may be effected by the Directors as provided in these Articles without any vote or consent of the holders of Ordinary Shares.

COMMISSION ON SALE OF SHARES

26. The Company may in so far as the Law from time to time permits pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also on any issue of Shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

27. The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future, or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Law) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

28. The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

29. The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen days after notice has been given to the holder of the Shares or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

30. To give effect to any such sale, the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

31. The net proceeds of such sale after payment of such costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any residue, shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

CALL ON SHARES

32. (a) The Directors may from time to time make calls upon the Members in respect of any monies unpaid on their Shares (whether on account of the nominal value of the Shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms, provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call, and each Member shall (subject to receiving at least fourteen days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be made payable by instalments.

(b) A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

(c) The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

33. If a sum called in respect of a Share is not paid before or on a day appointed for payment thereof, the persons from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate not exceeding ten per cent per annum as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest either wholly or in part.

34. Any sum which by the terms of issue of a Share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the Share or by way of premium or otherwise, shall for the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which by the terms of issue the same becomes payable, and in the case of non-payment all the relevant provisions of these Articles as to payment of interest forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

35. The Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls or interest to be paid and the times of payment.

36. (a) The Directors may, if they think fit, receive from any Member willing to advance the same, all or any part of the monies uncalled and unpaid upon any Shares held by him, and upon all or any of the monies so advanced may (until the same would but for such advances, become payable) pay interest at such rate not exceeding (unless the Company in general meeting shall otherwise direct) seven per cent per annum, as may be agreed upon between the Directors and the Member paying such sum in advance.

(b) No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

37. (a) If a Member fails to pay any call or instalment of a call or to make any payment required by the terms of issue on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call, instalment or payment remains unpaid, give notice requiring payment of any part of the call, instalment or payment that is unpaid, together with any interest which may have accrued and all expenses that have been incurred by the Company by reason of such non-payment. Such notice shall name a day (not earlier than the expiration of fourteen days from the date of giving of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time appointed the Shares in respect of which such notice was given will be liable to be forfeited.

(b) If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited Share and not actually paid before the forfeiture.

(c) A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Directors see fit.

38. A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all monies which, at the date of forfeiture, were payable by him to the Company in respect of the Shares together with interest thereon, but his liability shall cease if and when the Company shall have received payment in full of all monies whenever payable in respect of the Shares.

39. A certificate in writing under the hand of one Director or the Secretary of the Company that a Share in the Company has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the fact therein stated as against all persons claiming to be entitled to the Share. The Company may receive the consideration given for the Share on any sale or disposition thereof and may execute a transfer of the Share in favour of the person to whom the Share is sold or disposed of and he shall thereupon be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

40. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the nominal value of the Share or by way of premium as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

41. The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every grant of probate, letter of administration, certificate of death or marriage, power of attorney, or other instrument.

TRANSMISSION OF SHARES

42. In case of the death of a Member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the Shares, but nothing herein contained shall release the estate of any such deceased holder from any liability in respect of any Shares which had been held by him solely or jointly with other persons.

43. (a) Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors and subject as hereinafter provided, elect either to be registered himself as holder of the Share or to make such transfer of the Share to such other person nominated by him as the deceased or bankrupt person could have made and to have such person registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by that Member before his death or bankruptcy as the case may be.

(b) If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

44. A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of the holder (or in any other case than by transfer) shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share, except that he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided, however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

AMENDMENT OF MEMORANDUM OF ASSOCIATION,

ALTERATION OF CAPITAL & CHANGE OF LOCATION OF REGISTERED OFFICE

45. (a) The Company may by Ordinary Resolution:

(i) increase the share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(ii) consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(iii) by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum of Association or into Shares without par value;

(iv) cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

(b) All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

(c) Subject to the provisions of the Statue and the provisions of these Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(i) change its name;

(ii) alter or add to these Articles;

(iii) alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(iv) reduce its share capital and any capital redemption reserve fund.

46. Subject to the provisions of the Law, the Company may by resolution of the Directors change the location of its Registered Office.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

47. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other proper purpose, the Directors of the Company may provide that the register of Members shall be closed for transfers for a stated period in accordance with Article 13 above. If the register of Members shall be so closed for the purpose of determining Members entitled to notice of or to vote at a meeting of Members, such register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the register of Members.

48. In lieu of or apart from closing the register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of or to vote at a meeting of the Members or any adjournment thereof and for the purpose of determining the Members entitled to receive payment of any dividend. Such record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of the Members entitled to notice of or to vote at a meeting of Members shall apply to any adjournment of such meeting; provided, however, that the Directors may fix a new record date for the adjourned meeting.

49. If the register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

GENERAL MEETING

50. All general meetings other than annual general meetings shall be called extraordinary general meetings.

51. (a) The Company shall, if required by the Law, other applicable law, rules or regulations or the Nasdaq Rules, in each year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting for the election of directors of the Company, and for the transaction of such other business as may properly come before such meeting, shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning, provided that the period between the date of one annual general meeting of the Company and that of the next shall not be longer than such period as applicable law, rules or regulations or the Nasdaq Rules permit.

(b) At these meetings the report of the Directors (if any) shall be presented.

52. (a) Extraordinary general meetings of Members for any purpose or purposes may be called by the Board of Directors pursuant to a resolution duly adopted by a majority of the members of the entire Board, to be held at such place, date and time as shall be designated in the notice or waiver of notice thereof.

(b) The Directors shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(c) A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than ten per cent. in par value of the capital of the Company as at that date carries the right of voting at general meetings of the Company.

(d) The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(e) If the Directors do not within twenty-one days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said twenty-one days.

(f) A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

53. General meetings of the Company may be held at such place, either within or without the Cayman Islands, as determined by the Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as follows:

(a) if authorised by the Directors in its sole discretion, and subject to such guidelines and procedures as the Directors may adopt, Members and proxies entitled to attend and vote but not physically present at a meeting of Members may, by means of remote communication:

(i)	participate in a meeting of Members; and

(ii)	be deemed present in person and vote at a meeting of Members whether such meeting is to be held at a designated place or solely by means of remote communication.

(b) if authorised by the Directors, any vote taken by written ballot may be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorised by the Member or proxy.

NOTICE OF GENERAL MEETINGS

54. At least twenty (but not more than sixty) days’ notice shall be given for any annual general meeting and any extraordinary general meeting calling for the passing of a special resolution, and at least fourteen (14) days’ notice (but not more than sixty (60) days’ notice) shall be given of any other extraordinary general meeting. Every notice shall be inclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify details as are required by applicable law, rules or regulations and the Nasdaq Rules, provided that a general meeting of the Company shall, whether or not the notice specified in this Article 54 has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if applicable law, rules or regulations and the Nasdaq Rules so permit and it is so agreed:

(a) in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat or their proxies; and

(b) in the case of an extraordinary general meeting by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent in par value of the Shares giving that right.

55. The notice convening an annual general meeting or an extraordinary general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given to all Members other than such as, under the provisions hereof or the terms of issue of the Shares they hold, are not entitled to receive such notice from the Company.

56. There shall appear with reasonable prominence in every notice of general meetings of the Company a statement that a Member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not be a Member of the Company.

57. The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by any person entitled to receive notice shall not invalidate the proceedings of that meeting. In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

58. No business may be transacted at any general meeting, other than business that is either (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Directors (or any duly authorised committee thereof), (B) otherwise properly brought before the annual general meeting by or at the direction of the Directors (or any duly authorised committee thereof) or (C) otherwise properly brought before the annual general meeting by any Member of the Company who (i) is a Member of record on both (x) the date of the giving of the notice provided for in Article 59 and (y) the record date for the determination of Members entitled to vote at such annual meeting and (ii) complies with the notice procedures set forth in Article 59.

59. In addition to any other applicable requirements, for business to be properly brought before an annual general meeting by a Member, such Member must have given timely notice thereof in proper written form to the Secretary of the Company.

(a) To be timely, a Member’s notice shall be delivered to the Secretary at the principal executive offices of the Company not less than seven (7) days nor more than sixty (60) days prior to the first anniversary of the preceding year’s annual general meeting; provided, however, that in the event that the date of the annual general meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, notice by the Member to be timely must be delivered not earlier than the sixtieth (60th) day prior to such annual general meeting and not later than the close of business on the later of the seventh (7th) day prior to such annual general meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.

(b) To be in proper written form, a Member’s notice to the Secretary must set forth as to each matter such Member proposes to bring before the annual general meeting (1) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (2) the name and record address of such Member, and (3) the class or series and number of Shares of the Company which are owned beneficially or of record by such Member.

(c) No business shall be conducted at the annual general meeting except business brought before the annual general meeting in accordance with the procedures set forth in this Article 59, provided, however, that, once business has been properly brought before the annual general meeting in accordance with such procedures, nothing in this Article 59 shall be deemed to preclude discussion by any Member of any such business. If the Chairman of an annual general meeting determines that business was not properly brought before the annual general meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

PROCEEDINGS AT GENERAL MEETINGS

60. For all purposes the quorum for a general meeting shall be one or more Members present in person or by proxy or corporate representative holding not less than 33 1⁄3% of the outstanding voting shares in the capital of the Company. No business (except the appointment of a Chairman of the meeting) shall be transacted at any general meeting unless the requisite quorum shall be present at the commencement of the business.

61. A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

62. A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

63. If a quorum is not present within half an hour from the time appointed for the meeting, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine. Members present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum.

64. The person chairing the meeting, if any, of the Board of Directors shall preside as Chairman at every general meeting of the Company, or if there is no such Chairman, or if he shall not be present within thirty minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be Chairman of the meeting.

65. If no Director is willing to act as Chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be Chairman of the meeting.

66. The Chairman may, with the consent of a meeting at which a quorum is present, (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting; otherwise it shall not be necessary to give any such notice of an adjournment or of the business to be transacted at an adjourned general meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

67. A resolution put to the vote of the meeting shall be decided on a show of hands unless before or on the declaration of the result of, the show of hands, the Chairman demands a poll, or any other Member or Members collectively present in person or by proxy and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll.

68. Unless a poll is duly demanded, a declaration by the Chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

69. The demand for a poll may be withdrawn.

70. Unless a poll is duly demanded, on the election of a Chairman or on a question of adjournment, a poll shall be taken as the Chairman directs and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

71. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman shall not be entitled to a second or casting vote.

72. A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

VOTES OF MEMBERS

73. Except as otherwise required by law or as set forth herein, the holder of each Share issued and outstanding shall have one vote for each Share held by such holder. No Member shall be entitled to engage in cumulative voting.

74. In the case of joint holders of record the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of Members.

75. A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other persons may vote by proxy.

76. No Member shall be entitled to vote at any general meeting unless he is registered as a Member of the Company on the record date for such meeting nor unless all calls or other sums presently payable by him in respect of Shares in the Company have been paid.

77. No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at such general meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the general meeting whose decision shall be final and conclusive.

78. On a poll or on a show of hands votes may be given either personally or by proxy. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting and may appoint one proxy to vote both in favour of and against the same resolution in such proportion as specified in the instrument appointing the proxy. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands.

PROXIES

79. The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorised for that purpose. A proxy need not be a Member of the Company.

80. The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a) not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; and

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the Chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

81. The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

82. Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

83. Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

84. Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

CORPORATE REPRESENTATIVES

85. Any corporation which is a Member of the Company may, by resolution of its directors or other governing body or by power of attorney, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of members of any class of Shares of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which be represents as that corporation could exercise if it were an individual member of the Company and where a corporation is so represented, it shall be treated as being present at any meeting in person.

CLEARING HOUSES

86. If a clearing house (or its nominee) is a member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual member of the Company holding the number and class of Shares specified in such authorisation.

DIRECTORS

87. The Board shall consist of not less than five and not more than ten Directors (exclusive of alternate Directors).

88. Directors shall be elected at each annual general meeting, and shall hold office for such term as may be specified in the resolution appointing such Director, or if no such term is specified until such time as they are removed from office by Ordinary Resolution or the unanimous written consent of all the shareholders. If for any cause, the Directors shall not have been elected at an annual general meeting, they may be elected as soon thereafter as convenient at an extraordinary general meeting of the Members called for that purpose in the manner provided in these Articles.

89. Notwithstanding the foregoing provisions of Article 88, each Director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of Directors constituting the Board shall shorten the term of any incumbent Director.

90. Subject to Article 108, the remuneration to be paid to the Directors shall be such remuneration as the Directors shall determine. Such remuneration shall be deemed to accrue from day to day. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

91. Subject to Article 108, the Directors may by resolution award special remuneration to any Director of the Company undertaking any special work or services for, or undertaking any special mission on behalf of, the Company other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

92. Payment to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must first be approved by the Company in general meeting.

93. A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

94. A Director or alternate Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

95. A shareholding qualification for Directors may not be fixed by the Company in general meeting.

96. The Company shall keep at its Registered Office a register of Directors and officers containing their names and addresses and occupations and other particulars required by the Law and shall send to the Registrar of Companies of the Cayman Islands a copy of such register and shall from time to time notify to the Registrar of Companies of the Cayman Islands any change that takes place in relation to such Directors and officers as required by applicable law, rules or regulations or the Nasdaq Rules.

ALTERNATE DIRECTORS

97. A Director who expects to be unable to attend Directors’ Meetings because of absence, illness or otherwise may appoint any person to be an alternate Director to act in his stead and such appointee whilst he holds office as an alternate Director shall, in the event of absence therefrom of his appointor, be entitled to attend meetings of the Directors and to vote thereat and to do, in the place and stead of his appointor, any other act or thing which his appointor is permitted or required to do by virtue of his being a Director as if the alternate Director were the appointor, other than appointment of an alternate to himself, and he shall ipso facto vacate office if and when his appointor ceases to be a Director or removes the appointee from office. Any appointment or removal under this Article shall be effected by notice in writing under the hand of the Director making the same.

98. The appointment of an alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office or if his appointor ceases to be a Director.

99. An alternate Director shall be entitled to receive and waive (in lieu of his appointor) notices of meetings of the Directors and shall be entitled to attend and vote as a Director and be counted in the quorum at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all the functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative and he need not use all his votes or cast all the votes to uses in the same way. To such extent as the Board may from time to time determine in relation to any committee of the Board, the foregoing provisions of this Article shall also apply mutatis mutandis to any meeting of any such committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.

100. An alternate Director shall be entitled to contract and be interested in and benefit from contracts, arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct. The alternate Director, as well as the Director appointing such alternate Director, shall be responsible for the alternate Director’s own acts and defaults.

101. In addition to the foregoing provisions of this Article, a Director may be represented at any meeting of the Board (or of any committee of the Board) by a proxy appointed by him, in which event the presence or vote of the proxy shall for all purposes be deemed to be that of the Director. A proxy need not himself be a Director and the provisions of Articles 79 to 84 shall apply mutatis mutandis to the appointment of proxies by Directors save that an instrument appointing a proxy shall not become invalid after the expiration of twelve months from its date of execution but shall remain valid for such period as the instrument shall provide or, if no such provision is made in the instrument, until revoked in writing and save also that a Director may appoint any number of proxies although only one such proxy may attend in his stead at meetings of the Board).

POWERS AND DUTIES OF DIRECTORS

102. Subject to the provisions of the Law, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of the Directors at which a quorum is present may exercise all powers exercisable by the Directors.

103. The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

104. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall from time to time by resolution determine.

105. The Directors shall cause minutes to be made in books provided for the purpose:

(a) of all appointments of officers made by the Directors;

(b) of the names of the Directors (including those represented thereat by an alternate or by proxy) present at each meeting of the Directors and of any committee of the Directors;

(c) of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of Directors.

106. The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

107. The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

MANAGEMENT

108. (a) The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the next following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

(b) The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards or any managers or agents and may fix their remuneration.

(c) The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

(d) Any such delegates as aforesaid may be authorised by the Directors to subdelegate all or any of the powers, authorities, and discretions for the time being vested in them.

(e) Audit Committee. Without prejudice to the freedom of the Directors to establish any other committees, for so long as the ADSs of the Company are listed or quoted on Nasdaq, it shall establish and maintain an Audit Committee as a committee of the board.

(i)	Composition. The Audit Committee will comprise three members, each of whom shall be (i) a member of the Board and (ii) an Independent Director.

(ii)	Duties. The authority and duties of the Audit Committee will be in accordance with (i) SEC rules, (ii) the Nasdaq Rules (without regards to any “home country” exception under Nasdaq Rule 5615(a)(3)) and (iii) the Audit Committee’s charter and adopting resolutions in effect from time to time.

(f) [intentionally left blank]

(g) Without prejudice to the freedom of the Directors to establish any other committees, the Board may establish a Compensation Committee to assist the board in reviewing and approving the compensation structure for the company’s directors and officers. For so long as the ADSs of the Company are listed or quoted on Nasdaq, the composition and responsibilities of the Compensation Committee shall comply with applicable law, rules or regulations and the Nasdaq Rules.

(h) If the Board chooses to establish a Compensation Committee, the Board shall adopt a formal written compensation committee charter and review and assess the adequacy of the formal written charter on an annual basis. The charter shall comply with applicable law, rules or regulations and the Nasdaq Rules.

(i) Without prejudice to the freedom of the Directors to establish any other committees, the Board may establish a Corporate Governance and Nomination Committee to assist the board in identifying qualified individuals to become board members and in determining the composition of the board and its committees. For so long as the ADSs of the Company are listed or quoted on Nasdaq, the composition and responsibilities of the Corporate Governance and Nomination Committee shall comply with applicable law, rules or regulations and the Nasdaq Rules.

(j) If the Board chooses to establish a Corporate Governance and Nomination Committee, the Board shall adopt a formal written governance and nomination committee charter and review and assess the adequacy of the formal written charter on an annual basis. The charter shall comply with applicable law, rules or regulations and the Nasdaq Rules.

INTERESTED DIRECTORS

109. (i) No Director or proposed Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise, (ii) nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director shall be a member or otherwise interested be capable on that account of being voidable or voided, (iii) nor shall any such contract or arrangement be voidable or voided solely because the Director is present at or participates in the meeting of the Directors or committee thereof which authorizes the contract or arrangement, or solely because the Directors’ votes are counted for such purpose, and (iv) nor shall any Director so contracting or being any member or so interested be liable to account to the Company for any profit so realised by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship, thereby established, provided that in each such case (a) such Director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the Board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may subsequently be made by the Company and (b) if such contract or arrangement is a Related Party Transaction, such Related Party Transaction has been approved in accordance with applicable laws, rules, regulations and the Nasdaq Rules.

110. Any Director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company in which the Company may be interested and (unless otherwise agreed between the Company and the Director) no such Director shall be liable to account to the Company or the members for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any such other company. The Directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors; deputy managing directors, executive directors, managers or other officers of such company) and any Director may vote in favour of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or is about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in the manner aforesaid.

111. A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profit or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

112. A general notice or disclosure to the Directors or otherwise contained in the minutes of a Meeting or a written resolution of the Directors or any committee thereof that a Director or alternate Director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure under Article 109 and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

112A. Notwithstanding any other provision of these Articles (including without limitation Articles 109 to 112), in the event any matter is presented to the Board for prior approval or determination and any Director who has been nominated by Hanwha Solar Holdings Co., Ltd. (“HSH”) to serve on the Board (each an “HSH Director”) has an actual or potential conflict of interest with respect to such matter, as determined in good faith by a majority of the Independent Directors, the approval or determination with respect to such matter will be made by a majority of the members of the Board without such conflict or interest. In the event any such matter is being presented to the Board by HSH or the HSH Directors, HSH or the HSH Directors will provide reasonable advance notice to the Board regarding any such matter and will not consult with management of the Company regarding such matter prior to the giving of such advance notice to the Board.

PROCEEDINGS OF DIRECTORS

113. Except as otherwise provided by these Articles, the Directors shall meet together for the despatch of business, convening, adjourning and otherwise regulating their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes of the Directors and alternate Directors present at a meeting at which there is a quorum, the vote of an alternate Director not being counted if his appointor be present at such meeting.

114. The Chairman of the Board or any two Directors may, and the Secretary on the requisition of such persons, shall, at any time summon a meeting of the Directors by notice to each Director and alternate Director by telephone, facsimile, electronic email, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or by sending notice in writing to each Director and alternate Director by first class mail, charges prepaid, at least two (2) days before the date of the meeting, which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held and provided further if notice is given in person, by telephone, facsimile, electronic email, telegraph or telex the same shall be deemed to have been given on the day it is delivered to the Directors or transmitting organisation as the case may be. The accidental omission to give notice of a meeting of the Directors to, or the non-receipt of notice of a meeting by any person entitled to receive notice shall not invalidate the proceedings of that meeting.

115. The quorum necessary for the transaction of the business of the Directors shall be established if a majority of the Directors are present in person or by proxy. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Directors, if any action taken is approved by at least a majority of the required quorum for that meeting. For the purposes of this Article an alternate Director or proxy appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

116. The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

117. The Directors may elect a Chairman of their Board and determine the period for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

118. All acts done by any meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

119. Members of the Directors or of any committee thereof may participate in a meeting of the Directors or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the Chairman is at the start of the meeting. A resolution in writing (in one or more counterparts), signed by all the Directors for the time being or all the members of a committee of the Directors (an alternate Director being entitled to sign such resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee as the case may be duly convened and held.

120. A Director but not an alternate Director may be represented at any meetings of the Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

120A. Specific Approvals. In addition to any other approvals or authorizations required under the Memorandum or these Articles, the Company shall not take any of the following actions without the prior approval of either (i) the Audit Committee or (ii) a majority of the Independent Directors:

(a) delist the ADSs of the Company from Nasdaq;

(b) deregister the Ordinary Shares and/or the ADSs of the Company under the Exchange Act; or

(c) enter into any Related Party Transaction.

VACATION OF OFFICE OF DIRECTOR

121.	The office of a Director shall be vacated:

(a) if he gives notice in writing to the Company that he resigns the office of Director; or

(b) if all of the Directors (other than the one to be removed) pass a resolution or sign a notice effecting the removal of such one Director from his office as such; or

(c) if he is prohibited from being a Director under any applicable law, rules or regulations and the Nasdaq Rules; or

(d) if he absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the Board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office; or

(e) if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(f) if he is found to be or becomes of unsound mind.

APPOINTMENT AND REMOVAL OF DIRECTORS

122. The Company may by Ordinary Resolution appoint any person to be a Director and may by Ordinary Resolution remove any Director and may by Ordinary Resolution appoint another person in his stead.

123. The Directors shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors but so that the total amount of Directors (exclusive of alternate Directors) shall not at any time exceed the number fixed in accordance with these Articles. Any Director appointed in accordance with the preceding sentence shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

124. Nothing in these Articles should be taken as depriving a Director removed under any provisions of these Articles of compensation or damages payable to him in respect of the termination of his appointment as Director or of any other appointment or office as a result of the termination of his appointment as Director or derived from any power to remove a Director which may exist apart from the provisions of these Articles.

PRESUMPTION OF ASSENT

125. A Director of the Company who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Chairman or Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

SEAL

126. (a) The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for the purpose.

(b) The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the Common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

(c) A Director or officer, representative or attorney may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under Seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

OFFICERS

127. The officers of the Company shall be the Chairman of the Board, the Chief Executive Officer, Chief Financial Officer and the Secretary and may include one or more Vice Presidents and one or more Assistant Secretaries and one or more Assistant Treasurers. Any two or more offices may be held by the same person.

128. All officers shall have such authority and perform such duties in the management of the Company as may be provided in these Articles or, to the extent not so provided, by resolution of the Board.

129. Each officer shall be appointed by the Board and shall hold office for such term as may be determined by the Board. Each officer shall hold office until his successor has been appointed and qualified or his earlier death or resignation or removal in the manner hereinafter provided. The Board may require any officer to give security for the faithful performance of his duties.

130. Any officer may resign at any time by giving written notice to the Board, the Chairman, the Chief Executive Officer or the Secretary. Such resignation shall take effect at the time specified in such notice or, if the time be not specified, upon receipt thereof by the Board, the Chairman, the Chief Executive Officer or the Secretary, as the case may be. Unless otherwise specified therein, acceptance of such resignation shall not be necessary to make it effective.

131. All officers and agents appointed by the Board shall be subject to removal, with or without cause, at any time by the Board or by the action of the holders of record of a majority of the shares entitled to vote thereon.

132. Any vacancy occurring in any office of the Company, for any reason, shall be filled by action of the Board. Unless earlier removed pursuant to Article 131 hereof, any officer appointed by the Board to fill any such vacancy shall serve only until such time as the unexpired term of his predecessor expires unless reappointed by the Board.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

133. Subject to the Law, the Directors may from time to time declare dividends (including interim dividends) and distributions on Shares of the Company outstanding and authorise payment of the same out of the funds of the Company lawfully available therefor.

134. The Directors may, before declaring any dividends or distributions, set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the like discretion, be employed in the business of the Company.

135. No dividend or distribution shall be payable except out of the profits of the Company, realised or unrealised, or out of the Share Premium Account or as otherwise permitted by the Law.

136. Subject to the rights of persons, if any, entitled to Shares with special rights as to dividends or distributions, if dividends or distributions are to be declared on a class of Shares they shall be declared and paid according to the amounts paid or credited as paid on the Shares of such class outstanding on the record date for such dividend or distribution as determined in accordance with these Articles but no amount paid or credited as paid on a Share in advance of calls shall be treated for the purpose of this Article as paid on the Share.

137. The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

138. The Board may, with the sanction of the Members in general meeting, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to the benefit of the Company, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. Where required, a contract shall be filed in accordance with the provisions of the Companies Law and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective.

139. Unless otherwise directed by the Board, any dividend, interest or other sum payable in cash to a holder of Shares may be paid by cheque or warrant sent through the post to the registered address of the member entitled, or, in the case of joint holders, to the registered address of the person whose name stands first in the register in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares and shall be sent at his or their risk, and the payment of any such cheque or warrant by the bank on which it is drawn shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or than any endorsement thereon has been forged.

140. The Company may cease sending such cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise its power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

141. All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the exclusive benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof or be required to account for any money earned thereon. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Board and shall revert to the Company and after such forfeiture no member or other person shall have any right to or claim in respect of such dividends or bonuses.

142. No dividend or distribution shall bear interest against the Company.

UNTRACEABLE SHAREHOLDERS

143. (a) The Company shall be entitled to sell any shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if and provided that:

(i) all cheques or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

(ii) the Company has not during that time or before the expiry of the three month period referred to in paragraph (iv) below received any indication of the whereabouts or existence of the member or person entitled to such shares by death, bankruptcy or operation of law;

(iii) during the 12-year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and

(iv) upon expiry of the 12-year period, the Company has caused an advertisement to be published in the newspapers or by electronic communication in the manner in which notices may be served by the Company by electronic means as herein provided, giving notice of its intention to sell such shares, and a period of three months have elapsed since such advertisement.

The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds.

(b) To give effect to any sale contemplated by paragraph (a) the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such other documents as are necessary to effect the transfer, and such documents shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, and no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares or other securities in or of the Company or its holding company if any) or as the Board may from time to time think fit.

CAPITALISATION

144. Upon the recommendation of the Directors, the Company may by Ordinary Resolution authorise the Directors to capitalise any sum standing to the credit of any of the Company’s reserve accounts (including Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

BOOKS OF ACCOUNT

145. The Directors shall cause proper books of account to be kept with respect to:

(a) all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place;

(b) all sales and purchases of goods by the Company; and

(c) the assets and liabilities of the Company.

Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

146. The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Law or authorised by the Directors or by the Company in general meeting.

147. The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

ANNUAL RETURNS AND FILINGS

148. The Board shall make the requisite annual returns and any other requisite filings in accordance with the Law.

AUDIT

149. The Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration. Notwithstanding the above, for so long as the ADSs of the Company are listed or quoted on Nasdaq, the Audit Committee is directly responsible for the appointment, remuneration, retension and oversight of the Company’s Auditors.

150. Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

151. Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

NOTICES

152. Notices shall be in writing and may be given by the Company to any Member in accordance with applicable law, rules or regulations and the Nasdaq Rules.

153. In the event that no such law, rules and regulations referred to in the above Article applies, notice to any Member shall be given either personally or by sending it by post, cable, telex, fax or e-mail to him or to his address as shown in the register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent airmail.

154. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays) following the day on which the notice was posted.

155. Where a notice is sent by cable, telex, or fax, service of the notice shall be deemed to be effected by properly addressing, and sending such notice and shall be deemed to have been received on the same day that it was transmitted.

156. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

157. A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

158. Notice of every general meeting shall be given in any manner hereinbefore authorised to:

(a) every person shown as a Member in the register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the register of Members;

(b) every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting;

(c) the Auditors;

(d) each Director and alternate Director; and

(e) Nasdaq.

No other person shall be entitled to receive notices of general meetings.

INFORMATION

159. No Member shall be entitled to require discovery of or any information in respect of any detail of the Company’s trading or any which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

160. The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the register of Members and transfer books of the Company.

WINDING UP

161. Subject to Article 136, if the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Law, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

162. If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

INDEMNITY

163. (a) The Company shall indemnify each Director and officer of the Company against any losses, claims, damages, liabilities, judgments, fines, obligations, expenses and liabilities of any kind or nature whatsoever (including to any investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any pending or threatened legal action or proceeding), that such director and officer may at any time become subject to or liable for in connection with claims brought against any of them on behalf of the Company or by a third party in connection with any of their status as a director or officer of the Company or any of their service to or on behalf of the Company to the maximum extent permitted under applicable law.

(b) The Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith, in a manner the person reasonably believed to be in, or not opposed to, the best interests of the Company, in a manner that was not willfully or grossly negligent, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith, in a manner which the person reasonably believed to be in or not opposed to the best interests of the Company, in a manner that was willfully or grossly negligent, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(c) The Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith, in a manner the person reasonably believed to be in or not opposed to the best interests of the Company and in a manner that was not willfully or grossly negligent, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(d) To the extent that a present or former director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Article 163(a) or (b) above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(e) Any indemnification under Article 163(a) or (b) above (unless ordered by a court) shall be made by the Company only as authorised in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances, including whether or not the person has met the applicable standard of conduct set forth in Article 163(a) or (b) above. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the Members of the Company.

(f) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company pursuant to this Article 163. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Company deems appropriate.

(g) The indemnification and advancement of expenses provided by, or granted pursuant to, this Article 163 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of Members or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(h) For purposes of this Article 163, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves service by, such director, officer, employee or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith, in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan and in a manner that was not willfully or grossly negligent shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Article 163.

(i) The indemnification and advancement of expenses provided by, or granted pursuant to, this Article 163 shall, unless otherwise provided when authorised or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

164. The Board may, notwithstanding any interest of the Directors in such action, authorize the Company to purchase and maintain insurance on behalf of any person described in the above Article, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of the above Article.

FINANCIAL YEAR

165. Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and shall begin on 1st January in each year.

PENSION AND SHARE OPTION SCHEMES

166. The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or provident or superannuation funds or (with the sanction of an ordinary resolution) employee or executive share option schemes for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependents of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

167. For so long as the ADSs of the Company are quoted or listed on Nasdaq, a sanction of an ordinary resolution by the shareholders shall be obtained prior to any issuance of any equity or material amendment to any equity compensation plan as required by applicable rules of the NASD Manual and Notices to Members, as amended from time to time.

AMENDMENTS OF ARTICLES

168. Subject to the Law and to any quorum, voting or procedural requirements expressly imposed by these Articles in regard to the variation of rights attached to a specific class of Shares of the Company, the Company may at any time and from time to time by Special Resolution change the name of the Company or alter or amend these Articles or the Company’s Memorandum of Association, in whole or in part.

TRANSFER BY WAY OF CONTINUATION

169. If the Company is exempted as defined in the Law, it shall, subject to the provisions of the Law and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.